PAUL, WEISS, RIFKIND, WHARTON & GARRISON
SOLICITORS AND INTERNATIONAL LAWYERS
寶維斯律師事務所
香港及國際律師
12TH FLOOR, HONG KONG CLUB BUILDING 3A CHATER ROAD, CENTRAL, HONG KONG
TELEPHONE (852) 2536-9933 FACSIMILE (852) 2536-9622

WRITER'S DIRECT DIAL NUMBER

WRITER'S DIRECT E-MAIL ADDRESS

WRITER'S DIRECT FACSIMILE



PARTNERS
JEANETTE K. CHAN
JOHN E. LANGE

Rule 12g3-2(b) File No. 82-34792

December 8, 2004

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This letter, together with the enclosure listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the

Doc #:HK1:148977.1

enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0317, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,



David C. Zeiden

Enclosure

ANNEX A

Date	Description
November 18, 2004	Quarterly Results for the three and nine months ended September 30, 2004

Tencent 腾讯

smart communication inspires

智慧溝通 靈感無限



RTX
mms.QQ.com

Tencent Holdings Limited 3rd Quarter Report 2004

Incorporated in the Cayman Islands with limited liability

騰訊控股有限公司 2004第3季度報告

於開曼群島註冊成立的有限公司

Quarterly Results for the three and nine months ended 30 September 2004

The Board of Directors of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three and nine months ended 30 September 2004, respectively. These results have been reviewed by the Audit Committee of the Company, comprising a majority of independent non-executive directors, and by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with Statement of Auditing Standards 700 "Engagements to review interim reports" issued by the Hong Kong Institute of Certified Public Accountants.

Condensed Consolidated Profit and Loss Accounts

For the three and nine months ended 30 September 2004

	Note	**Unaudited Three months ended 30 September**		**Unaudited Nine months ended 30 September**	
		2004 RMB'000	2003 RMB'000	**2004 RMB'000**	2003 RMB'000
Revenues		**300,986**	206,057	**829,052**	503,209
Mobile and telecommunications value-added services		**173,655**	125,798	**472,526**	325,181
Internet value-added services		**109,393**	70,608	**313,892**	151,518
Online advertising		**15,995**	7,720	**37,057**	23,067
Others		**1,943**	1,931	**5,577**	3,443
Cost of revenues		**(114,652)**	(66,978)	**(302,179)**	(154,754)
Gross profit		**186,334**	139,079	**526,873**	348,455
Other operating income/(expense), net		**—**	35	**18**	(1,111)
Selling and marketing expenses		**(27,472)**	(15,255)	**(76,981)**	(38,538)
General and administrative expenses		**(49,647)**	(32,384)	**(112,031)**	(71,538)
Profit from operations	4	**109,215**	91,475	**337,879**	237,268
Finance income, net		**3,425**	1,196	**5,359**	1,433
Fair value gains	5	**1,457**	—	**1,457**	—
Profit before taxation		**114,097**	92,671	**344,695**	238,701
Taxation	6	**(6,122)**	(4,531)	**(16,127)**	(10,996)
Profit for the period		**107,975**	88,140	**328,568**	227,705
Earnings per share					
- basic (RMB)	8	**0.062**	0.067	**0.228**	0.170
- diluted (RMB)	8	**0.060**	0.067	**0.224**	0.170
Proposed dividends	7	**N/A**	N/A	**N/A**	N/A

Condensed Consolidated Balance Sheets

As at 30 September 2004 and 31 December 2003

	Note	Unaudited 30 September 2004 RMB'000	Audited 31 December 2003 RMB'000
Assets			
Non-current assets			
Fixed assets	9	125,062	80,139
Deposit in connection with the formation of a subsidiary	20	—	11,000
Held-to-maturity investments	10	83,359	—
Other non-current assets		759	—
		209,180	91,139
Current assets			
Accounts receivable	11	193,673	99,726
Amounts due from shareholders		—	82
Prepayments, deposits and other receivables	12	62,641	35,872
Financial assets held for trading	13	666,257	—
Term deposits with initial term of over three months		723,406	23,311
Cash and cash equivalents		818,537	325,586
		2,464,514	484,577
Total assets		2,673,694	575,716
Equity and liabilities			
Current liabilities			
Accounts payable	14	2,261	—
Other payables and accruals	15	81,707	59,301
Dividends payable		145	—
Income taxes payable		6,880	7,115
Other taxes payable		20,400	32,679
Deferred revenue	16	33,837	3,676
		145,230	102,771
Non-current liabilities			
Deferred tax liabilities	18	—	988
Total liabilities		145,230	103,759
Shareholders' equity			
Share capital	17	191	138
Reserves		2,528,273	471,819
Total shareholders' equity		2,528,464	471,957
Total liabilities and shareholders' equity		2,673,694	575,716

Condensed Consolidated Statement of Changes In Equity

For the nine months ended 30 September 2004

	Unaudited					
	Share capital RMB'000	Share premium RMB'000	Capital reserve RMB'000	Statutory reserves RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at 1 January 2004	138	15,261	20,000	3,653	432,905	471,957
Dividends paid	—	—	—	—	(28,935)	(28,935)
Profit for the period	—	—	—	—	328,568	328,568
Issue of shares	52	1,905,195	—	—	—	1,905,247
Shares issuance expenses	—	(151,506)	—	—	—	(151,506)
Shares issued for employees share option scheme	1	3,132	—	—	—	3,133
Balance at 30 September 2004	191	1,772,082	20,000	3,653	732,538	2,528,464

	Unaudited					
	Share capital RMB'000	Share premium RMB'000	Capital reserve RMB'000	Statutory reserves RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at 1 January 2003	149	53,105	1,000	—	143,696	197,950
Dividends paid	—	—	—	—	(10,334)	(10,334)
Profit appropriations to statutory reserves	—	—	—	3,653	(3,653)	—
Share cancelled during the period	(10)	(37,844)	—	—	—	(37,854)
Shares cancelled after share split during the period	(1)	—	—	—	—	(1)
Profit for the period	—	—	—	—	227,705	227,705
Balance at 30 September 2003	138	15,261	1,000	3,653	357,414	377,466

Condensed Consolidated Cash Flow Statement

For the nine months ended 30 September 2004

	Note	Unaudited Nine months ended 30 September 2004 RMB'000	2003 RMB'000
Net cash (outflow)/ inflow from operating activities	a	**(409,327)**	218,054
Net cash used in investing activities		**(829,264)**	(16,509)
Net cash inflow from/ (used in) financing activities		**1,731,542**	(48,189)
Increase in cash and cash equivalents		**492,951**	153,356
Cash and cash equivalents at 1 January		**325,586**	45,254
Cash and cash equivalents at 30 September		**818,537**	198,610
Analysis of balances of cash and cash equivalents:			
Bank balances and cash		**818,537**	198,610

Note a: Cash outflow for acquisition of financial instruments held for trading of approximately RMB666,257,000 has been included in determining the net cash outflow from operating activities for the nine months ended 30 September 2004.

Notes to the Condensed Accounts

1 Basis of preparation and presentation

These unaudited consolidated condensed accounts of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim financial reporting" issued by the International Accounting Standards Board.

These condensed accounts should be read in conjunction with the Accountants' Report and audited financial statements of the Group for the three years ended 31 December 2003 and the three months ended 31 March 2004 (collectively, the "IPO Financial Statements") for inclusion in the prospectus of the Company dated 7 June 2004 in connection with the initial listing of the shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the IPO Financial Statements. In particular, we have consolidated Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer") and Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan") into the financial statements of the Group notwithstanding the lack of legal share ownership, because in substance certain contractual arrangements enacted with these companies give the Company control over the two companies by way of controlling more than one half of the voting rights of the two companies, governing their financial and operational policies and appointing or removing the majority of the members of their controlling authorities, and casting the majority of votes at meetings of such authorities. In addition, such contractual arrangements also transfer the risks and rewards of the two companies to the Company.

2 Accounting policies of financial assets

The Group currently classifies its financial assets into the following categories: financial assets held for trading and held-to-maturity investments. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(A) FINANCIAL ASSETS HELD FOR TRADING

Financial assets held for trading are acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

(B) HELD-TO-MATURITY INVESTMENTS

Held-to-maturity investments are non-derivatives financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

Purchases and sales of investments are recognized on trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets held for trading" category are included in the income statement in the period in which they arise.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial asset is impaired.

3 Segment information

As all of the Group's principal activities are conducted in the PRC, no analysis by geographical segment is presented.

The business segment information of the Group for the three and nine months ended 30 September 2003 and 2004, respectively, is presented as follows:

	Unaudited Three months ended 30 September 2004				
	Mobile and telecommunications value-added services RMB'000	Internet value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	173,655	109,393	15,995	1,943	300,986
Gross profit/(loss)	105,973	70,823	10,890	(1,352)	186,334
Selling and marketing expenses					(27,472)
General and administrative expenses					(49,647)
Profit from operations					109,215
Finance income, net					3,425
Fair value gains					1,457
Profit before taxation					114,097
Taxation					(6,122)
Profit for the period					107,975

3 Segment information (Continued)

	Unaudited Three months ended 30 September 2003				
	Mobile and telecommunications value-added services RMB'000	Internet value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	125,798	70,608	7,720	1,931	206,057
Gross profit	84,787	48,543	4,524	1,225	139,079
Other operating income, net					35
Selling and marketing expenses					(15,255)
General and administrative expenses					(32,384)
Profit from operations					91,475
Finance income, net					1,196
Profit before taxation					92,671
Taxation					(4,531)
Profit for the period					88,140

3 Segment information (Continued)

	Unaudited				
	Nine months ended 30 September 2004				
	Mobile and telecommunications value-added services RMB'000	Internet value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	472,526	313,892	37,057	5,577	829,052
Gross profit/(loss)	296,743	208,586	24,759	(3,215)	526,873
Other operating income, net					18
Selling and marketing expenses					(76,981)
General and administrative expenses					(112,031)
Profit from operations					337,879
Finance income, net					5,359
Fair value gains					1,457
Profit before taxation					344,695
Taxation					(16,127)
Profit for the period					328,568

3 Segment information (Continued)

	Unaudited Nine months ended 30 September 2003				
	Mobile and telecommunications value-added services RMB'000	Internet value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	325,181	151,518	23,067	3,443	503,209
Gross profit	230,407	99,742	15,837	2,469	348,455
Other operating expenses, net					(1,111)
Selling and marketing expenses					(38,538)
General and administrative expenses					(71,538)
Profit from operations					237,268
Finance income, net					1,433
Profit before taxation					238,701
Taxation					(10,996)
Profit for the period					227,705

4 Profit from operations

Profit from operations is stated after charging the following:

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2004 RMB'000	2003 RMB'000	2004 RMB'000	2003 RMB'000
Staff costs	**38,876**	26,977	**103,840**	54,689
Value-added tax paid upon transfer of software within the Group	**3,000**	—	**8,402**	—
Depreciation of fixed assets	**8,556**	6,300	**20,741**	10,838
Operating lease rentals in respect of land and buildings	**4,740**	2,286	**10,464**	6,066
Research and development expenses (Note)	**15,596**	6,778	**36,310**	15,554
Auditors' remuneration	**623**	—	**1,510**	574

Note: Research and development expenses included staff costs and depreciation of approximately RMB5,570,000, RMB13,825,000 for the three months ended 30 September 2003 and 2004; and RMB12,593,000 and RMB27,069,000 for the nine months ended 30 September 2003 and 2004, respectively. The Group had not capitalized any research and development expenses for the periods.

5 Fair value gains

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2004 RMB'000	2003 RMB'000	2004 RMB'000	2003 RMB'000
Financial assets held for trading - Fair value gains (realised and unrealised)	**1,457**	—	**1,457**	—

6 Taxation

(A) CAYMAN ISLANDS AND BRITISH VIRGIN ISLANDS PROFITS TAX

The Group is not subject to any taxation under these jurisdictions for the three and nine months ended 30 September 2003 and 2004, respectively.

(B) HONG KONG PROFITS TAX

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the three and nine months ended 30 September 2003 and 2004, respectively.

(C) PRC ENTERPRISE INCOME TAX

PRC Enterprise Income Tax ("EIT") is provided on the assessable income of the Group for the three and nine months ended 30 September 2003 and 2004, respectively, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

According to the provisions stipulated in the tax circular, Shendishuierhan 2002 No. 128, a subsidiary of the Group, Tencent Computer, is exempt from EIT for the one year starting from the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next two years (the "Tencent Computer Tax Holiday"). The first profit-making year of Tencent Computer was 2002 and the Tencent Computer Tax Holiday commenced in that year. EIT was levied at 7.5% on its assessable profits for the three and nine months ended 30 September 2003 and 2004, respectively.

Another subsidiary of the Group, Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), has been approved by relevant tax authorities as a foreign invested enterprise with productive sales income under the provisions stipulated in the tax circular, Shendishuiwaihan 2003 No. 413. Tencent Technology is exempt from EIT for two years starting from the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next three years if its annual productive sales income exceeds 50% of its reported total sales income (the "Tencent Technology Tax Holiday"). 2003 is the first profit-making year of Tencent Technology after offsetting all tax losses brought forward from prior years. 2004 is the second year of the Tencent Technology Tax Holiday and accordingly, no provision for EIT was made in the financial statements for the three and nine months ended 30 September 2003 and 2004, respectively.

6 Taxation (Continued)

(C) PRC ENTERPRISE INCOME TAX (Continued)

In addition, Shiji Kaixuan Technology Limited ("SKTL"), a subsidiary of the Group, is exempt from EIT for two years starting from the first year of operations according to the provisions stipulated in the tax circular, Shenguoshuifu jianmian 2004 No. 0272 (the "SKTL Tax Holiday"). 2004 is the first year of operations of SKTL and accordingly, no provision for EIT had been made in the financial statements for the three and nine months ended 30 September 2004.

Other subsidiaries of the Group incorporated in the PRC had insignificant or no assessable profits during the three and nine months ended 30 September 2004.

An analysis of the profits tax charges for the three and nine months ended 30 September 2003 and 2004, respectively, is as follows:

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2004 RMB'000	2003 RMB'000	2004 RMB'000	2003 RMB'000
PRC current tax	6,122	4,531	17,115	10,996
Deferred tax	—	—	(988)	—
	6,122	4,531	16,127	10,996

6 Taxation (Continued)

(C) PRC ENTERPRISE INCOME TAX (Continued)

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted in Shenzhen, the PRC, where the principal activities of the Group are conducted, as follows:

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2004 RMB'000	2003 RMB'000	2004 RMB'000	2003 RMB'000
Profit before taxation	**114,097**	92,671	**344,695**	238,701
Tax calculated at a tax rate of 15%	**17,114**	13,901	**51,704**	35,806
Effects of different tax rates available to different companies of the Group	—	(3,745)	—	(15,744)
Effects of tax holiday on assessable income of companies within the Group	**(27,014)**	(6,587)	**(79,272)**	(13,019)
Expenses not deductible for tax purposes	**288**	—	**870**	—
Deferred tax assets not recognised	**15,131**	—	**41,926**	—
Unrecognised tax losses sustained by companies of the Group	**603**	962	**899**	3,953
Tax charge	**6,122**	4,531	**16,127**	10,996

6 Taxation (Continued)

(D) VALUE-ADDED TAX, BUSINESS TAX AND RELATED TAXES

The operations of the Group are also subject to the following taxes in the PRC:

Category	Tax rate	Basis of levy
Value-added tax ("VAT")	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT")	3-5%	Services fee income
City construction tax	1%	Net VAT and BT payable amount
Educational surcharge	3%	Net VAT and BT payable amount

7 Dividends

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2004 RMB'000	2003 RMB'000	2004 RMB'000	2003 RMB'000
Final, paid, of RMB0.023 (2003: RMB0.008) per ordinary share	**28,935**	10,334	**28,935**	10,334

Pursuant to a resolution passed by the Board on 20 January 2004, the final dividend of 2003 was proposed at RMB0.023 per ordinary share (after taking into account two share splits) with an aggregate amount of US$3,500,000 (equivalent to approximately RMB28,935,000) of which approximately US$3,482,500 (equivalent to approximately RMB28,790,000) had been paid up to 30 September 2004. The remaining balance of US$17,500 (equivalent to approximately RMB145,000) was recorded as dividends payable in the condensed consolidated balance sheet as at 30 September 2004. This proposed dividend was not reflected as dividends payable in 2003, but was reflected as an appropriation of retained earnings for the three and nine months ended 30 September 2004.

The Board has resolved not to declare any dividend in respect of the three months ended 30 September 2004 (2003: Nil).

8 Earnings per share

Basic earnings per share are calculated by dividing the net profit for the periods by the weighted average number of ordinary shares in issue during the period.

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2004	2003	2004	2003
Profit for the period (RMB'000)	**107,975**	88,140	**328,568**	227,705
Weighted average number of ordinary shares in issue (in thousand) (Note)	**1,738,870**	1,305,805	**1,444,109**	1,341,609
Basic earnings per share (RMB) (Note)	**0.062**	0.067	**0.228**	0.170

The diluted earnings per share are calculated based on the weighted average number of ordinary shares outstanding and the potentially dilutive ordinary shares. The potential dilutive shares of the Company mainly relate to the Pre-IPO share options and Post-IPO share options granted to employees which remained outstanding as at 30 September 2004. The number of dilutive shares is determined by the number of ordinary shares of the Company that could have been acquired at fair value (determined based on the average market share price of the Company's shares) based on the monetary value of the subscription rights attached to these share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration.

8 Earnings per share (Continued)

Upon the listing of the Company's shares on the Stock Exchange on 16 June 2004, the exercisability of the Pre-IPO share options granted to employees became unconditional, subject to the vesting schedule. As a result, the diluted earnings per share for the three and nine months ended 30 September 2004 were presented to reflect the dilutive effects of the Pre-IPO share options granted. There were no potential dilutive instruments for the three and nine months ended 30 September 2003 as the Pre-IPO share options had not met the pre-condition for their exercisability before the listing. Accordingly, the diluted earnings per share for the two periods are equal to the basic earnings per share.

	Unaudited Three months ended 30 September		*Unaudited* Nine months ended 30 September	
	2004	2003	**2004**	2003
Profit for the period (RMB'000)	**107,975**	88,140	**328,568**	227,705
Weighted average number of ordinary shares in issue (in thousand) (Note)	**1,738,870**	1,305,805	**1,444,109**	1,341,609
Adjustments for – share options (Note)	**61,076**	—	**23,928**	—
Weighted average number of ordinary shares for diluted earnings per share (in thousand)	**1,799,946**	1,305,805	**1,468,037**	1,341,609
Diluted earnings per share (RMB) (Note)	**0.060**	0.067	**0.224**	0.170

Note: All per share information has been adjusted retroactively as if the aggregate effect of the two share splits had taken place at the beginning of 2003.

9 Fixed assets

	Unaudited
	30 September 2004 RMB'000
Opening net book amount as at 1 January 2004	**80,139**
Additions during the period	**65,727**
Disposals during the period	**(63)**
Depreciation charge for the nine months ended 30 September 2004	**(20,741)**
Closing net book amount as at 30 September 2004	**125,062**

10 Held-to-maturity investments

The amount as at 30 September 2004 represents a 3-Year note issued by a financial institution (the "Note") at variable annual coupon rate over the period of the Note and with maturity in August 2007. Embedded in the Note is a call option (the "Option") which entitles the issuer to repurchase the Note at par from the Group after a specified period is lapsed until maturity of the Note. Upon the exercise of the Option, the issuer is required to pay to the Group the principal together with the accrued interest.

There were no disposals of or impairment provisions made against held-to-maturity investments during the three and nine months ended 30 September 2004.

11 Accounts receivable

	Unaudited	Audited
	30 September 2004 RMB'000	31 December 2003 RMB'000
0 - 30 days	**93,101**	45,694
31 days - 60 days	**53,475**	31,573
61 days - 90 days	**15,497**	17,635
Over 90 days but less than a year	**31,600**	4,824
	193,673	99,726

No specific credit period was granted by the Group to its customers but customers were usually required to settle the outstanding balances within 30 to 90 days from the billing date. Substantially all the receivable balances as at the end of the period/year were due from China United Telecommunications Corporation, China Mobile Communications Corporation and China Telecommunications Corporation and their branches, subsidiaries and affiliates.

12 Prepayments, deposits and other receivables

	Unaudited 30 September 2004 RMB'000	Audited 31 December 2003 RMB'000
VAT refund receivable (Note)	**29,401**	25,900
Other taxes recoverable	**10,048**	—
Rental deposits	**3,240**	2,293
Travelling advance to employees	**3,193**	1,989
Rental payments	**980**	1,671
Interest receivable	**576**	617
Other prepayments	**15,203**	3,402
	62,641	35,872

Note: These amounts represent the tax rebate on VAT paid by Tencent Technology in intragroup software sales transactions. According to a notice of the relevant government authorities in the PRC, Caishui 2000 No. 25, the portion of VAT paid in excess of 3% on software products developed and sold by an ordinary VAT payer would be immediately refunded by the tax bureau (the "Tax Rebate") in the form of a government grant. The Tax Rebate of RMB25,900,000 as at 31 December 2003 had been fully settled by the tax bureau to Tencent Technology as at 30 September 2004 and the directors of the Company are confident that there is no recoverability problem associated with the unsettled balance of the Tax Rebate of RMB29,401,000 as at 30 September 2004 arising from intragroup software sales made during the nine months ended 30 September 2004.

13 Financial assets held for trading

Financial assets held for trading represented investment portfolio of which fair values are determined directly in full by reference to published price quotations in an active market.

Changes in fair values of financial assets held for trading are recorded in fair value gains in the income statement (Note 5).

14 Accounts payable

Accounts payable and their ageing analysis are as follows:

	Unaudited 30 September 2004 RMB'000	Audited 31 December 2003 RMB'000
0 - 30 days	**1,020**	—
31 days - 60 days	**165**	—
61 days - 90 days	**1,076**	—
	2,261	—

15 Other payables and accruals

	Unaudited 30 September 2004 RMB'000	Audited 31 December 2003 RMB'000
Staff costs and welfare accruals	**34,380**	21,661
Prepayments received from customers	**17,819**	18,836
Marketing and administrative expenses accruals	**10,059**	1,124
Professional fees accruals	**6,604**	6,625
Others	**12,845**	11,055
	81,707	59,301

16 Deferred revenue

Deferred revenue mainly represents prepaid service fees made by customers for certain Internet value added services of which the related services have not been rendered.

17 Share capital

The authorized share capital of the Company as at 1 January 2003 was 5,000,000 shares at US$0.01 (equivalent to RMB0.083) each. Pursuant to a resolution passed on 26 September 2003, the Company undertook a share split whereby each then issued ordinary share was split into 10.788 shares. The authorized share capital was then increased from 5,000,000 shares to 53,941,626 shares and the par value of each share was also altered from US$0.01 (equivalent to RMB0.083) each to no par value.

On 24 March 2004, the Company undertook another share split whereby each then issued ordinary share was split into 70 shares. The Board also resolved to increase the authorized share capital to 10,000,000,000 ordinary shares and a par value of HK$ 0.0001 was re-assigned to each share.

Movements in the issued share capital for the year ended 31 December 2003 and for the nine months ended 30 September 2004 are as follows:

	Ordinary shares	
	Number of shares	Amount RMB'000
At 1 January 2003	1,800,688	149
Shares cancelled during the year (Note (a))	(131,580)	(10)
Increase in number of shares upon share split (Note (b))	16,337,772	—
Shares cancelled after share split (Note (c))	(12)	(1)
At 30 September 2003/ 31 December 2003/ 1 January 2004	18,006,868	138
Increase in number of shares upon share split (Note (d))	1,242,473,892	—
Shares issued during the period (Note (e))	420,160,500	45
Additional shares issued during the period (Note (f))	63,024,000	7
Employees share option scheme (Note (g))	7,586,000	1
At 30 September 2004	1,751,251,260	191

17 Share capital (Continued)

Notes:

(a) On 11 August 2003, the Company undertook a redemption of 131,580 ordinary shares in issue from certain of the then shareholders at a consideration of US$34.80 (equivalent to RMB287.69) each. All these redeemed shares were then cancelled.

(b) On 26 September 2003, the Company undertook a share split (the "First Share Split") whereby 1 then issued ordinary share was split into 10.788 shares. Accordingly, the number of issued shares was increased from 1,669,108 to 18,006,880 with the relative percentage of shareholding among the shareholders remained unchanged. The nominal value of the ordinary shares was also decreased from US$0.01 to no par value.

(c) On 30 September 2003, the Company undertook to redeem a total of 12 ordinary shares from the then existing shareholders at a consideration of US$3.23 (equivalent to RMB26.66) each. All these redeemed shares were then cancelled.

(d) On 24 March 2004, the Company undertook another share split (the "Second Share Split") whereby 1 then issued ordinary share was split into 70 shares, while the relative rights of each shareholder remained unchanged.

(e) On 16 June 2004, a total of 420,160,500 shares of HK$0.0001 per share were issued at HK$3.70 each and were fully paid up in form of cash. This issuance consisted of (1) a public offering of 210,080,000 shares in Hong Kong and (2) a placement of 210,080,500 shares to institutional investors outside Hong Kong and the United States in reliance on Regulation S under the Securities Act and those in the United States in reliance on Rule 144A or another exemption under the Securities Act.

(f) On 8 July 2004, a total of 63,024,000 additional shares of HK$0.0001 per share (the "Over-allotment Shares") were issued at HK$3.70 each after the exercise of an over-allotment option in full by Goldman Sachs (Asia) L.L.C. on behalf of the International Purchasers.

(g) On 30 September 2004, Pre-IPO option of 7,586,000 shares granted in 2001 and 2002 at a subscription price of US$0.0497 each were exercised. Options exercised in the period resulted in 7,586,000 shares being issued at US$0.0497 each.

18 Deferred income taxes

Deferred income taxes are calculated in respect of temporary differences under the liability method using the tax rates which are expected to apply at the time of reversal of the temporary differences.

The movements of deferred taxation of the Group are as follows:

Deferred tax liabilities:

	Unaudited	Audited
	30 September 2004 RMB'000	31 December 2003 RMB'000
At beginning of period/year	**988**	3,058
Increase during the period/year	**—**	988
Reversal during the period/year	**(988)**	(3,058)
At end of period/year	**—**	988
The deferred tax liabilities were provided in respect of:		
Taxes applicable to the transfer of profits derived from Tencent Computer to the Company	**—**	988

The ending deferred taxation balances of the Group are as follows:

	Unaudited	Audited
	30 September 2004 RMB'000	31 December 2003 RMB'000
Deferred tax liabilities	**—**	988

18 Deferred income taxes (Continued)

Certain intra-group software sales were transacted during the year ended 31 December 2003 and the nine months ended 30 September 2004. The cost of the software, upon obtaining an approval from the local tax bureau in the PRC, might be amortised as expenses over their contracted useful lives (the "Amortisation") for income tax deduction claims in ascertaining the assessable profits of Tencent Computer. These gave rise to a potential temporary difference between the accounting base (in the consolidated financial statements of the Group, which is assessed to be zero as at the end of the two reporting periods) and the tax base (in the company financial statements of Tencent Computer) in such intra-group transactions. The related deferred tax assets, estimated to be in the amount of RMB77,787,000 and RMB36,491,000 respectively, had not been recognised in the condensed accounts as at 30 September 2004 and the consolidated financial statements as at 31 December 2003 because there was no reasonable certainty that Tencent Computer would obtain the approval from the local tax bureau in claiming the Amortisation as tax deductible expenses of Tencent Computer.

The Company did not have other unprovided deferred taxation as at 30 September 2004.

19 Commitments

(A) CAPITAL COMMITMENTS

The Group had the following capital commitments being contracted but not provided for as at 31 December 2003 and 30 September 2004, respectively:

	Unaudited	Audited
	30 September 2004 RMB'000	31 December 2003 RMB'000
Acquisition of fixed assets:		
- Contracted but not provided for	**16,044**	7,043

19 Commitments (Continued)

(B) OPERATING LEASE COMMITMENTS

The Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of buildings as at 31 December 2003 and 30 September 2004, respectively, as follows:

	Unaudited 30 September 2004 RMB'000	Audited 31 December 2003 RMB'000
Not later than one year	**17,307**	13,533
Later than one year and not later than five years	**19,307**	28,740
	36,614	42,273

(C) OTHER COMMITMENTS

	Unaudited 30 September 2004 RMB'000	Audited 31 December 2003 RMB'000
Bandwidth leasing	**36,541**	66,111

20 Related parties transactions

Deposit in connection with the formation of Shiji Kaixuan

Pursuant to an agreement entered into among the Registered Shareholders and Tencent Technology on 16 December 2003, a sum of RMB11,000,000 was advanced by Tencent Technology to the Registered Shareholders for making capital contribution into Shiji Kaixuan. The Registered Shareholders granted an irrevocable and exclusive right to Tencent Technology, and through another person, to purchase all or part of the equity interests and assets of Shiji Kaixuan at a nominal consideration. Shiji Kaixuan was formally approved to be incorporated on 13 January 2004 by the relevant PRC authorities.

Except for the above related parties transaction, no other material related parties transactions occurred.

21 Share option plans

The Company adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants:

A. PRE-IPO SHARE OPTION SCHEME (THE "PRE-IPO OPTION SCHEME")

Under the Pre-IPO Option Scheme, the Board may grant options to eligible employees, including executive directors of the Company, to subscribe for shares in the Company. The Pre-IPO Option Scheme will expire on 31 December 2011.

The total number of shares in respect of which options may be granted under the Pre-IPO Option Scheme is not permitted to exceed 7.5% of the shares in issue on the date the offer of the grant of an option is made. The number of ordinary shares in respect of which options may be granted to any individual is not permitted to exceed 10% of the number of ordinary shares issued and issuable under the scheme. Options granted must be taken up within 15 days of the date of grant, upon payment of RMB1 per grant.

The options will vest in four equal tranches after the expiration of a 12 months, 24 months, 36 months and 48 months' period beginning on the date of the grant, respectively. All the options are exercisable in installments from the commencement of the relevant vesting period until 31 December 2011, but on the condition that the Company has been listed in a sizeable securities market. In each grant of the options, the Board may at their discretion determine the specific vesting and exercise periods, as well as the exercise price.

In the event of any alterations made to the capital structure of the Company whilst any options granted remain exercisable, whether by way of capitalisation of profits or reserves, rights issue, consolidation, sub-division, or reduction of the share capital of the Company or otherwise howsoever in accordance with legal requirements or in any event of any distribution of the Company's capital assets to its shareholders on a pro rata basis (whether in cash or in specie) other than dividends paid out of the net profits attributable to its shareholders for each financial year of the Company, such corresponding alterations shall be made to (i) the number or nominal amount of shares subject to the options of the scheme so far unexercised; (ii) the subscription price; or (iii) the method of exercise of the option.

21 Share option plans (Continued)

A. PRE-IPO SHARE OPTION SCHEME (THE "PRE-IPO OPTION SCHEME") (Continued)

The movements and details of the number of share options granted to employees and exercised up to 30 September 2004 under the Pre-IPO Option Scheme are shown as follows:

			Number of share options				
Date granted	Exercisable period	Exercise price USD (Note 1)	Balance at 1 January (Note 1)	Granted during the period (Note 1)	Exercised during the period (Note 3)	Cancelled during the period (Note 1)	Balance at 30 September (Note 1)
Nine months ended 30 September 2004							
10 August 2001 (Note 2)	later of Commencement Date or IPO Date to 31 December 2011	0.0497	47,845,000	–	(6,663,000)	–	41,182,000
From 10 September 2001 to 14 December 2001 (Note 2)	later of Commencement Date or IPO Date to 31 December 2011	0.0497	7,261,100	–	(129,000)	–	7,132,100
From 10 March 2002 to 10 June 2002	later of Commencement Date or IPO Date to 31 December 2011	0.0497	6,982,500	–	(794,000)	–	6,188,500
From 10 February 2004 to 24 March 2004	later of Commencement Date or IPO Date to 31 December 2011	0.1967/ 0.4396	–	10,464,230	–	(383,320)	10,080,910
			62,088,600	10,464,230	(7,586,000)	(383,320)	64,583,510
Nine months ended 30 September 2003							
10 August 2001 (Note 2)	later of Commencement Date and IPO Date to 31 December 2011	0.0497	47,845,000	–	–	–	47,845,000
From 10 September 2001 to 14 December 2001	later of Commencement Date and IPO Date to 31 December 2011	0.0497	7,733,600	–	–	(472,500)	7,261,100
From 10 March 2002 to 10 June 2002	later of Commencement Date and IPO Date to 31 December 2011	0.0497	6,982,500	–	–	–	6,982,500
			62,561,100	–	–	(472,500)	62,088,600

21 Share option plans (Continued)

A. PRE-IPO SHARE OPTION SCHEME (THE "PRE-IPO OPTION SCHEME") (Continued)

Note 1: The exercise price and the number of share options granted as at 30 September 2003 and 2004 have been adjusted retroactively as a result of the combined effect of the two option splits effectuated on 26 September 2003 and 24 March 2004 as if the splits had taken place on 10 August 2001.

Note 2: Pursuant to the Pre-IPO Option Scheme, the Company granted 47,845,000 options at a subscription price of US$0.0497 each, out of which a cash bonus is to be paid by the Company to grantees holding in aggregate 17,745,000 of the options. The bonus will be determined according to half of the amount of the subscription price payable by such grantee upon the options are exercised.

Note 3: On 30 September 2004, Pre-IPO options of 7,586,000 shares at a subscription price of US$0.0497 each were exercised.

B. POST-IPO SHARE OPTION SCHEME (THE "POST-IPO OPTION SCHEME")

The Post-IPO Option Scheme was adopted by the Company on 24 March 2004. The Board may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares at a price determined by it.

The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as of the date of listing of the Company's ordinary shares. The option period is determined according to the Board but may not exceed 10 years.

The Post-IPO Option Scheme will remain in force for a period of ten years, commencing on the adoption date.

21 Share option plans (Continued)

B. POST-IPO SHARE OPTION SCHEME (THE "POST-IPO OPTION SCHEME")(Continued)

The movement and details of the number of share options granted to employees up to 30 September 2004, under Post-IPO Option Scheme are show as follows:

		Number of share options			
Date granted	Exercisable period	Exercise price	Balance at 1 January	Granted during the period	Balance at 30 September 2004
14 September 2004	10 years commencing on the adoption date	HK$3.665	—	6,311,520	6,311,520

22 Subsequent events

There were no material subsequent events after 30 September 2004.

Independent Review Report

TO THE BOARD OF DIRECTORS OF
TENCENT HOLDINGS LIMITED (the "Company")
(Incorporated in the Cayman Islands with limited liability)

Introduction

We have been instructed by the Company to review the condensed interim accounts ("the interim accounts") set out on pages 1 to 29.

Respective responsibilities of directors and auditors

It is the responsibilities of the directors of the Company to prepare the interim accounts to be in compliance with International Accounting Standard 34 "Interim financial reporting" issued by International Accounting Standards Board and the relevant provisions thereof. The interim accounts have been approved by the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim accounts and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of the interim accounts.

Review work performed

We conducted our review in accordance with Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim accounts and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim accounts.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim accounts for the three and nine months ended 30 September 2004.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 18 November 2004

Financial Performance — Comparison of Third Quarter of 2004 with Second Quarter of 2004 and Third Quarter of 2003

Our unaudited consolidated revenues for the three months ended 30 September 2004 were RMB301.0 million, an increase of 46.1% over the same period in 2003 and an increase of 11.3% quarter on quarter.

Revenues from our Internet value-added services were RMB109.4 million, representing an increase of 54.9% from the same period in 2003 and an increase of 9.5% quarter on quarter.

Revenues from our mobile and telecommunications value-added services were RMB173.7 million, representing an increase of 38.0% from the same period in 2003 and an increase of 11.3% quarter on quarter.

Revenues from our online advertising were RMB16.0 million, representing an increase of 107.2% from the same period in 2003 and an increase of 24.5% quarter on quarter.

Cost of revenues was RMB114.7 million, representing an increase of 71.2% from the same period in 2003 and an increase of 14.5% quarter on quarter. As a percentage of revenues, cost of revenues accounted for 38.1% for the third quarter of 2004, compared to 32.5% for the third quarter of 2004 and 37.0% for the second quarter of 2004.

Selling and marketing expenses was RMB27.5 million, representing an increase of 80.1% from the same period in 2003 and an increase of 3.8% quarter on quarter.

General and administrative expenses was RMB49.6 million, representing an increase of 53.3% from the same period in 2003 and an increase of 75.4% quarter on quarter.

Profit for the third quarter of 2004 was RMB108.0 million, representing an increase of 22.5% from the same period in 2003 and a decrease of 4.7% quarter on quarter. As a percentage of revenues, profit for the period accounted for 35.9% for the third quarter of 2004, compared to 42.8% for the third quarter of 2003 and 41.9% for the second quarter of 2004.

Operating Information

The following table sets forth certain operating statistics relating to our IM community and value-added services as of the dates and for the periods presented:

	For the 15-day period ended 30 September 2004	For the 15-day period ended 30 June 2004
	(in millions)	
Registered IM user accounts (at end of period)	355.3	330.8
Active user accounts	119.3	110.1
Peak simultaneous online user accounts (for the quarter)	7.3	6.4
Average daily user accounts	79.2	78.0
Average daily messages [1]	1,210.7	936.9
Fee-based Internet value-added service registered subscriptions (at end of period)	6.9	6.9
Fee-based mobile and telecommunications value-added service registered subscriptions (at end of period) [2]	12.5	12.6

Notes:

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by the Group or through mobile operators.

Third Quarter of 2004 Compared to Second Quarter of 2004

The following table sets forth the comparative figures for third quarter ended 30 September 2004 and the second quarter ended 30 June 2004:

	Three months ended	
	30 September 2004	30 June 2004
	(Unaudited) (RMB in thousands)	
Revenues	300,986	270,513
Cost of revenues	(114,652)	(100,159)
Gross profit	186,334	170,354
Selling and marketing expenses	(27,472)	(26,465)
General and administrative expenses	(49,647)	(28,310)
Profit from operations	109,215	115,579
Finance income, net	3,425	1,003
Fair value gains	1,457	-
Profit before taxation	114,097	116,582
Taxation	(6,122)	(3,293)
Profit for the period	107,975	113,289

Third Quarter of 2004 Compared to Second Quarter of 2004 (Continued)

Revenues. Revenues increased by 11.3% from RMB270.5 million for the second quarter of 2004 to RMB301.0 million for the third quarter of 2004. The following table sets forth our revenues by lines of business for the third quarter of 2004 and the second quarter of 2004:

	Three months ended			
	30 September 2004		30 June 2004	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	109,393	36.4%	99,913	37.0%
Mobile and telecommunications value-added services	173,655	57.7	156,054	57.7
Online advertising	15,995	5.3	12,847	4.7
Others	1,943	0.6	1,699	0.6
Total revenues	300,986	100.0%	270,513	100.0%

Revenues from our Internet value-added services increased by 9.5% from RMB99.9 million for the second quarter of 2004 to RMB109.4 million for the third quarter of 2004. The increase mainly reflected the healthy growth in our Internet value-added services, including the continuing success of avatars and the growth in our fairly new products and services, such as online games and E-cards. Revenues in the first half of 2004 were impacted by the "cleaning up" of inactive customer accounts undertaken by mobile operators.

Revenues from our mobile and telecommunications value-added services increased by 11.3%, from RMB156.1 million for the second quarter of 2004 to RMB173.7 million for the third quarter of 2004. The increase in revenues reflected the increased revenues from 2.5G-related services, such as MMS and WAP, which was due to the increased popularity of 2.5G services offered by mobile operators. In addition, revenues from mobile voice value-added services, comprising mobile IVR and ringback tones, continued to increase. Growth in revenues from mobile news and information content services and our music and picture/image downloading services also continued. These increases were partially offset by a decrease in our mobile chat services. In the first half of 2004, subscriptions for mobile value-added services were impacted by the "cleaning up" of inactive customer accounts undertaken by mobile operators.

Third Quarter of 2004 Compared to Second Quarter of 2004 (Continued)

Revenues from online advertising increased by 24.5%, from RMB12.8 million for the second quarter of 2004 to RMB16.0 million for the third quarter of 2004. The increase reflected our intensified marketing efforts relating to our online advertising business following the launch of the QQ.com portal.

Cost of revenues. Cost of revenues increased by 14.5%, from RMB100.2 million in the second quarter of 2004 to RMB114.7 million in the third quarter of 2004. The increase principally reflected the increases in the amount of telecommunications operators' revenue share and imbalance fees and bandwidth and server custody fees. In addition, content subscription costs increased as we offered richer content, and staff costs increased as we recruited additional staff to support our broader range of products and services. As a percentage of revenues, cost of revenues increased from 37.0% in the second quarter of 2004 to 38.1% in the third quarter of 2004. The following table sets forth our cost of revenues by lines of business for the third quarter of 2004 and the second quarter of 2004:

	Three months ended			
	30 September 2004		30 June 2004	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	38,570	35.3%	34,049	34.1%
Mobile and telecommunications value-added services	67,682	39.0	59,836	38.3
Online advertising	5,105	31.9	3,336	26.0
Others	3,295	169.6	2,938	172.9
Total cost of revenues	114,652		100,159	

Cost of revenues for our Internet value-added services increased by 13.3% from RMB34.0 million for the second quarter of 2004 to RMB38.6 million for the third quarter of 2004. The increase mainly reflected increased expenses associated with our bandwidth capacity and servers as we supported more bandwidth intensive services and the increased amounts paid for our content services as we continued to expand those services.

Third Quarter of 2004 Compared to Second Quarter of 2004 (Continued)

Cost of revenues for our mobile and telecommunications value-added services increased by 13.1% from RMB59.8 million for the second quarter of 2004 to RMB67.7 million for the third quarter of 2004. The increase was generally in line with the growth of our business in this segment. As a percentage of segment revenues, cost of revenues increased due to increased content sharing costs and staff costs relating to our broader product offerings that required additional support personnel.

Cost of revenues for our online advertising increased by 53.0% from RMB3.3 million for the second quarter of 2004 to RMB5.1 million for the third quarter of 2004. The increase reflected the higher bandwidth charges as the volume of our online advertising increased and the higher sales commission that we paid to advertising agencies for online advertising on the QQ.com portal.

Selling and marketing expenses. Selling and marketing expenses increased by 3.8% from RMB26.5 million for the second quarter of 2004 to RMB27.5 million for the third quarter of 2004. The increase principally reflected increased promotional and advertising activities relating to our broader products and services portfolio.

General and administrative expenses. General and administrative expenses increased by 75.4% from RMB28.3 million for the second quarter of 2004 to RMB49.6 million for the third quarter of 2004. The increase was mainly attributable to increased research and development expenses as we increased our research and development staff with an emphasis on, among other items, the development of a game platform and web portal. Staff cost also increased as we recruited heavily to support our future growth. In addition, we had higher office lease payments as we relocated to our new Shenzhen headquarters with additional office space to accommodate future growth and incurred higher professional consulting fees following our initial public offering.

Taxation. We recorded profit taxes of RMB6.1 million for the third quarter of 2004 compared to RMB3.3 million for the second quarter of 2004. The effective tax rate applicable for the third quarter of 2004 was higher than that for the second quarter of 2004 primarily due to the smaller amount of profits derived from the operations of Tencent Computer being transferred to Tencent Technology, which is under a full income tax exemption, through our structure contracts in the third quarter of 2004. The higher amount of profits generated at Tencent Computer gave rise to additional tax expenses.

Third Quarter of 2004 Compared to Second Quarter of 2004 (Continued)

Profit for the period. As a result of the factors discussed above, profit for the period decreased by 4.7% from RMB113.3 million for the second quarter of 2004 to RMB108.0 million for the third quarter of 2004. As a percentage of revenues, profit for the period accounted for 35.9% for the third quarter of 2004 compared to 41.9% for the second quarter of 2004.

Nine Months Ended 30 September 2004 Compared to Nine Months Ended 30 September 2003

Revenues. Revenues increased by 64.8% from RMB503.2 million for the nine months ended 30 September 2003 to RMB829.1 million for the nine months ended 30 September 2004, as a result of a significant increase in revenues from both Internet value-added services and mobile and telecommunications value-added services. The following table sets forth our revenues by lines of business for the nine months ended 30 September 2004 and 2003:

	Nine months ended 30 September			
	2004		2003	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**313,892**	**37.9%**	151,518	30.1%
Mobile and telecommunications value-added services	**472,526**	**57.0**	325,181	64.6
Online advertising	**37,057**	**4.4**	23,067	4.6
Others	**5,577**	**0.7**	3,443	0.7
Total revenues	**829,052**	**100.0%**	503,209	100.0%

Revenues from our Internet value-added services increased by 107.2% from RMB151.5 million for the nine months ended 30 September 2003 to RMB313.9 million for the nine months ended 30 September 2004. Growth in our membership subscriptions gained momentum in the second half of 2003 through various promotional activities. In addition, revenues from our various community services and interactive entertainment, such as avatars, increased as our user base grew. The launch of and collection of fees from several new products and services, such as E-Card and MMOG, also contributed to the increase in revenues from Internet value-added services.

Nine Months Ended 30 September 2004 Compared to Nine Months Ended 30 September 2003 (Continued)

Revenues from our mobile and telecommunications value-added services increased by45.3% from RMB325.2 million for the nine months ended 30 September 2003 to RMB472.5 million for the nine months ended 30 September 2004. The increase reflected the significant growth in almost all of our mobile and telecommunications value-added services, although some of our mature products and services, such as Mobile QQ, were affected by the "cleaning up" of inactive customer accounts undertaken by mobile operators. Revenues from mobile news and information content services and our music and picture/image downloading services grew rapidly, while revenues from newly launched services, such as mobile voice value-added services, contributed to the increased revenues. In addition, revenues from 2.5G-related services increased significantly due to the increased popularity of 2.5G services offered by mobile operators.

Revenues from online advertising increased by 60.6% from RMB23.1 million for the nine months ended 30 September 2003 to RMB37.1 million for the nine months ended 30 September 2004. The increase in revenues reflected our growing customer base and our increased advertising business volume as we launched the QQ.com portal. Moreover, revenues from online advertising for the nine months ended 30 September 2003 were negatively affected due to the outbreak of the SARS epidemic.

Nine Months Ended 30 September 2004 Compared to Nine Months Ended 30 September 2003 (Continued)

Cost of revenues. Cost of revenues increased by 95.3% from RMB154.8 million in the nine months ended 30 September 2003 to RMB302.2 million in the nine months ended 30 September 2004. The increase principally reflected the increases in the amount of telecommunications operators' revenue share and imbalance fees, bandwidth and server custody fees and staff costs directly attributable to our services and products. As a percentage of revenues, cost of revenues increased from 30.8% in the nine months ended 30 September 2003 to 36.4% in the nine months ended 30 September 2004 mainly due to the increase in the amount of imbalance fees as a result of the increased traffic imbalance as we undertook various promotional activities which involved the transmission of promotional messages to mobile users. Staff costs also increased faster than our revenues as we expanded our product and service offerings. The following table sets forth our cost of revenues by lines of business for the nine months ended 30 September 2004 and 2003:

	Nine months ended 30 September			
	2004		2003	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**105,306**	**33.5%**	51,776	34.2%
Mobile and telecommunications value-added services	**175,783**	**37.2**	94,774	29.1
Online advertising	**12,298**	**33.2**	7,230	31.3
Others	**8,792**	**157.6**	974	28.3
Total cost of revenues	**302,179**		154,754	

Nine Months Ended 30 September 2004 Compared to Nine Months Ended 30 September 2003 (Continued)

Cost of revenues for our Internet value-added services increased by 103.4% from RMB51.8 million for the nine months ended 30 September 2003 to RMB105.3 million for the nine months ended 30 September 2004. The amount of fees retained by mobile operators for their share of revenues increased as the fees collected through that channel continued to increase. In addition, as we expanded our subscriber base and as we offered an increasing variety of Internet value-added services, we had to increase our bandwidth and server capacity and content subscription.

Cost of revenues for our mobile and telecommunications value-added services increased by 85.5% from RMB94.8 million for the nine months ended 30 September 2003 to RMB175.8 million for the nine months ended 30 September 2004. The increase mainly reflected the increase in the amount of fees retained by mobile operators for their share of revenues and imbalance fees. Imbalance fees grew as the traffic imbalance grew and as certain mobile operators increased the amount of imbalance fees. Staff costs also increased as we increased the number of staff to support our various new products and services. As we enriched our content offering, content subscription charges increased.

Cost of revenues for our online advertising increased by 70.1% from RMB7.2 million for the nine months ended 30 September 2003 to RMB12.3 million for the nine months ended 30 September 2004. The increase mainly reflected increased sales commissions paid to advertising agencies and increased bandwidth charges as we increased the volume of advertising contracts. In addition, we increased the number of development and technical staff to support our online advertising business.

Selling and marketing expenses. Selling and marketing expenses increased by 99.8% from RMB38.5 million for the nine months ended 30 September 2003 to RMB77.0 million for the nine months ended 30 September 2004. The increase principally reflected increased promotional and advertising activities relating to the launch of and promotional efforts relating to several new products, such as RTX and mobile voice value-added services and new distribution channels. In addition, we incurred higher level of travel and entertainment costs relating to our marketing efforts as we participated in trade shows and exhibitions more actively.

Nine Months Ended 30 September 2004 Compared to Nine Months Ended 30 September 2003 (Continued)

General and administrative expenses. General and administrative expenses increased by 56.6% from RMB71.5 million for the nine months ended 30 September 2003 to RMB112.0 million for the nine months ended 30 September 2004. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel supporting our overall business. Staff cost also increased significantly as a result of a higher number of staff and salary increases. As a result of our Shenzhen headquarters relocation in May 2004, our office lease rental payments increased.

Taxation. We recorded profit taxes of RMB16.1 million for the nine months ended 30 September 2004 compared to RMB11.0 million for the nine months ended 30 September 2003. The increase in profit taxes mainly reflected the increase in our profit before tax. Starting from 2003, Tencent Technology has been selling software to Tencent Computer under our structure contracts. Upon obtaining an approval from the local tax bureau in the PRC, the cost of the software, which is amortised as expenses at Tencent Computer over its estimated contractual useful lives, will be allowed for income tax deduction claims in ascertaining the assessable profits of Tencent Computer. Accordingly, these intra-group arrangements have given rise to a potential temporary difference between the accounting base in our consolidated financial statements and the tax base in the financial statements of Tencent Computer. The related potential deferred tax assets, estimated to be in the amount RMB77.8 million as at 30 September 2004, have not been recognised in our consolidated financial statements because there is no reasonable certainty that Tencent Computer will obtain the necessary approval from the local tax bureau, but management has been actively pursuing the approval process.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 44.3% from RMB227.7 million for the nine months ended 30 September 2003 to RMB328.6 million for the nine months ended 30 September 2004. As a percentage of revenues, profit for the period accounted for 39.6% for the nine months ended 30 September 2004 compared to 45.3% for the nine months ended 30 September 2003.

Liquidity and Financial Resources

On 16 June 2004, a total of 420,160,500 shares of HK$0.0001 per share were issued at HK$3.70 each and were fully paid up in the form of cash. On 8 July 2004, a total of 63,024,000 additional shares were issued at HK$3.70 each after the exercise of an over-allotment option in full and were fully paid up in the form of cash. Our financial position significantly improved in the nine months ended 30 September 2004 as we received gross proceeds of RMB1,905.2 million from the two issuances.

As of 30 September 2004, we had cash and cash equivalents of RMB818.5 million compared to RMB325.6 million as of 31 December 2003. A large portion of our cash is held in deposits and investments denominated in U.S. dollars, and we have not used any means to hedge our exposure to foreign exchange risk. We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits.

We had no interest-bearing borrowings as of 30 September 2004.

Business Outlook

We will continue to develop and deliver new value-added communications, community entertainment and information-based services and products to enrich the experience of our users and generate new sources of revenues.

In our Internet value-added services, we intend to strengthen the functionalities of our consumer and enterprise IM services and bundle our various Internet and mobile value-added services, such as music, e-magazine, mobile voice value-added services and downloads. In addition, we plan to offer a powerful mail client software to supplement our IM services. We will continue to beta test numerous self-developed online games over the next few months and launch a dedicated QQ Music channel. To further the success of our avatars, we plan to integrate avatars with animated facial expressions and actions in our IM chat windows.

In our mobile and telecommunications value-added services, we will continue to enrich our 2.5G offering and promote our services via cross-selling. In addition, we intend to integrate mobile IVR services with QQ, such as song dedication and voice messages. We also aim to take advantage of the strong growth potential of the Xiaolingtong market as the mobile operators agree to inter-operability.

In online advertising, we intend to brand QQ.com as the preferred destination portal for the young Chinese generation, thus making it a platform attractive for advertising clients who would like to market consumer goods or services targeted for young people.

As we plan for the long-term future, however, we believe it is crucial for us to make investments to stay ahead of our competitors by constantly developing new and creative applications for the QQ community. These investments will be made in our servers and bandwidth, content, marketing efforts and research and development, and may temporarily impact our margins in the near future.

Directors' Interests in Securities

As at 30 September 2004, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken, or are deemed to have taken, under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register required to be kept by the Company; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(A) LONG POSITION IN THE SHARES IN THE COMPANY

Name of Director	Nature of interest	Number of shares held	Percentage of issued share capital (Note 3)
Ma Huateng	Corporate (Note 1)	242,483,080	13.85%
Zhang Zhidong	Corporate (Note 2)	108,085,530	6.17%

Notes:

1 These shares are held by Advance Data Services Limited, a BVI company wholly owned by Ma Huateng.

2 These shares are held by Best Update International Limited, a BVI company wholly owned by Zhang Zhidong.

3 Taking into account the issue of the Over-allotment Shares and issue of Shares upon exercise of Share Options.

Directors' Interests in Securities *(Continued)*

(B) LONG POSITION IN THE SHARES IN ASSOCIATED CORPORATIONS

Name of Director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Percentage of issued share capital
Ma Huateng	Shenzhen Tencent Computer Systems Company Limited	Personal	RMB9,500,000 (registered capital)	47.5%
	Shenzhen Shiji Kaixuan Technology Company Limited	Personal	RMB5,225,000 (registered capital)	47.5%
Zhang Zhidong	Shenzhen Tencent Computer Systems Company Limited	Personal	RMB4,000,000 (registered capital)	20%
	Shenzhen Shiji Kaixuan Technology Company Limited	Personal	RMB2,200,000 (registered capital)	20%

Save as disclosed above, none of the directors or chief executive and their associates, had interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations as at 30 September 2004.

Share Option Schemes

The Company has adopted two share option schemes, namely, the Pre-IPO Option Scheme and the Post-IPO Option Scheme, under which the directors may, at their discretion, grant options to employees, including any directors, of the Company or its subsidiaries to subscribe for shares in the Company, subject to the terms and conditions stipulated therein. No further options will be granted under the Pre-IPO Option Scheme after 16 June 2004. Movements of the options under the Pre-IPO Option Scheme and the Post-IPO Option Scheme are detailed in Note 21 to the unaudited consolidated results of the Group for the three and nine months ended 30 September 2004 as included in this quarterly report. As at 30 September 2004, there were no outstanding share options granted to the directors of the Company.

Substantial Shareholders

As at 30 September 2004, the following persons, other than the directors or chief executive of the Company, had an interest or short position in the shares or underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under section 336 of the SFO, or who was, directly or indirectly, interested in 5% or more of the issued share capital of the Company:

Long position in the shares in the Company

Name of shareholder	Nature of interest	Number of Shares	Percentage of issued share capital (Note 4)
MIH QQ (BVI) Limited	Corporate (Note 1)	630,240,380	35.99%
Advance Data Services Limited	Corporate (Note 2)	242,483,080	13.85%
Best Update International Limited	Corporate (Note 3)	108,085,530	6.17%

Notes:

1 As MIH QQ (BVI) Limited is wholly owned by Naspers Limited through its intermediary companies MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd, Naspers Limited, MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd are deemed to be interested in the same block of 630,240,380 Shares under Part XV of the SFO.

2 As Advance Data Services Limited is wholly owned by Ma Huateng, Mr. Ma has interest in these shares as disclosed under the section of "Directors' Interests in Securities".

3 As Best Update International Limited is wholly owned by Zhang Zhidong, Mr. Zhang has interest in these shares as disclosed under the section of "Directors' Interests in Securities".

4 Taking into account the issue of the Over-allotment Shares and issue of Shares upon exercise of Share Options.

Saved as disclosed above, the Company had not been notified of any other persons (other than a director or chief executive of the Company) who, as at 30 September 2004, had an interest or short position in the shares and underlying shares in the Company as recorded in the register required to be kept under section 336 of the SFO.

Employee and Remuneration Policies

As at 30 September 2004, the Group had 1,052 employees (30 September 2003: 505), most of whom are based in the Company's head office in Shenzhen, PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the three months ended 30 September 2004 was RMB38.9 million (2003: RMB27.0 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the three months ended 30 September 2004, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Corporate Governance

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited quarterly financial statements for the three and nine months ended 30 September 2004.

Adoption of Code of Conduct regarding Directors' Securities Transactions

The Company has adopted a code of conduct regarding Directors' securities transactions on terms no less exacting than the required standard set out in Appendix 10 — Model Code for Securities Transactions by Directors of Listed Companies under the Listing Rules. The Directors have complied with such code of conduct throughout the accounting period covered by this quarterly report.

Compliance with the Code of Best Practice

None of the directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not, for any part of the three months ended 30 September 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

Appreciation

The dedication of the management and staff of the Group is an important ingredient necessary to meet the challenges and opportunities ahead. We would like to take this opportunity to record our cordial thanks to them all.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 18 November 2004

截至二零零四年九月三十日止三個月及九個月的季度業績

騰訊控股有限公司（「本公司」）董事會欣然宣佈本公司及其附屬公司（統稱「本集團」）分別截至二零零四年九月三十日止三個月及九個月的未經審核綜合業績。該等業績已經由本公司的審核委員會（大部份成員為獨立非執行董事）審閱，以及經由本公司的核數師羅兵咸永道會計師事務所（「核數師」）按照香港會計師公會所頒布的核數準則第700號「審閱中期財務報告」的規定進行審閱。

簡明綜合損益帳

截至二零零四年九月三十日止三個月及九個月

		未經審核 截至九月三十日止三個月		未經審核 截至九月三十日止九個月	
	附註	二零零四年 人民幣千元	二零零三年 人民幣千元	二零零四年 人民幣千元	二零零三年 人民幣千元
收入		**300,986**	206,057	**829,052**	503,209
移動及電信增值服務		**173,655**	125,798	**472,526**	325,181
互聯網增值服務		**109,393**	70,608	**313,892**	151,518
網絡廣告		**15,995**	7,720	**37,057**	23,067
其他		**1,943**	1,931	**5,577**	3,443
收入成本		**(114,652)**	(66,978)	**(302,179)**	(154,754)
毛利		**186,334**	139,079	**526,873**	348,455
其他經營收入／（開支）淨額		**—**	35	**18**	(1,111)
銷售及市場推廣開支		**(27,472)**	(15,255)	**(76,981)**	(38,538)
一般及行政開支		**(49,647)**	(32,384)	**(112,031)**	(71,538)
經營盈利	4	**109,215**	91,475	**337,879**	237,268
融資收入淨額		**3,425**	1,196	**5,359**	1,433
公允價值收益	5	**1,457**	—	**1,457**	—
除稅前盈利		**114,097**	92,671	**344,695**	238,701
稅項	6	**(6,122)**	(4,531)	**(16,127)**	(10,996)
期內盈利		**107,975**	88,140	**328,568**	227,705
每股盈利					
一基本（人民幣）	8	**0.062**	0.067	**0.228**	0.170
一攤薄（人民幣）	8	**0.060**	0.067	**0.224**	0.170
建議股息	7	**不適用**	不適用	**不適用**	不適用

簡明綜合資產負債表

於二零零四年九月三十日及二零零三年十二月三十一日

	附註	未經審核 二零零四年 九月三十日 人民幣千元	經審核 二零零三年 十二月三十一日 人民幣千元
資產			
非流動資產			
固定資產	9	**125,062**	80,139
成立一家附屬公司的按金	20	**—**	11,000
持有至到期日的投資	10	**83,359**	—
其他非流動資產		**759**	—
		209,180	91,139
流動資產			
應收帳款	11	**193,673**	99,726
應收股東款項		**—**	82
預付款項、按金及其他應收款項	12	**62,641**	35,872
為交易而持有的金融資產	13	**666,257**	—
初步為期超過三個月的定期存款		**723,406**	23,311
現金及現金等價物		**818,537**	325,586
		2,464,514	484,577
總資產		**2,673,694**	575,716
權益及負債			
流動負債			
應付帳款	14	**2,261**	—
其他應付款項及應計費用	15	**81,707**	59,301
應付股息		**145**	—
應付所得税		**6,880**	7,115
其他應付税項		**20,400**	32,679
遞延收入	16	**33,837**	3,676
		145,230	102,771
非流動負債			
遞延税務負債	18	**—**	988
總負債		**145,230**	103,759
股東權益			
股本	17	**191**	138
儲備		**2,528,273**	471,819
股東權益總額		**2,528,464**	471,957
總負債及股東權益		**2,673,694**	575,716

簡明綜合權益變動表

截至二零零四年九月三十日止九個月

	未經審核					
	股本 人民幣千元	股份溢價 人民幣千元	資本儲備 人民幣千元	法定儲備 人民幣千元	保留盈利 人民幣千元	總額 人民幣千元
二零零四年						
一月一日的結餘	**138**	**15,261**	**20,000**	**3,653**	**432,905**	**471,957**
已付股息	—	—	—	—	(28,935)	(28,935)
期內盈利	—	—	—	—	328,568	328,568
發行股份	52	1,905,195	—	—	—	1,905,247
股份發行開支	—	(151,506)	—	—	—	(151,506)
根據僱員購股權計劃發行股份	1	3,132	—	—	—	3,133
二零零四年						
九月三十日的結餘	**191**	**1,772,082**	**20,000**	**3,653**	**732,538**	**2,528,464**

	未經審核					
	股本 人民幣千元	股份溢價 人民幣千元	資本儲備 人民幣千元	法定儲備 人民幣千元	保留盈利 人民幣千元	總額 人民幣千元
二零零三年						
一月一日的結餘	149	53,105	1,000	—	143,696	197,950
已付股息	—	—	—	—	(10,334)	(10,334)
分配盈利至法定儲備	—	—	—	3,653	(3,653)	—
期內註銷股份	(10)	(37,844)	—	—	—	(37,854)
期內於拆細股份後註銷股份	(1)	—	—	—	—	(1)
期內盈利	—	—	—	—	227,705	227,705
二零零三年						
九月三十日的結餘	138	15,261	1,000	3,653	357,414	377,466

簡明綜合現金流量表

截至二零零四年九月三十日止九個月

	附註	未經審核 截至九月三十日止九個月 二零零四年 人民幣千元	 二零零三年 人民幣千元
經營活動所得現金（流出）／流入淨額	a	**(409,327)**	218,054
投資活動所動用現金淨額		**(829,264)**	(16,509)
融資活動現金流入／（動用）淨額		**1,731,542**	(48,189)
現金及現金等價物的增加		**492,951**	153,356
於一月一日的現金及現金等價物		**325,586**	45,254
於九月三十日的現金及現金等價物		**818,537**	198,610
現金及現金等價物結餘分析：			
銀行結餘及現金		**818,537**	198,610

附註 a：在釐定截至二零零四年九月三十日止九個月經營活動的現金流出淨額時，已計算因購入為交易而持有的金融工具約人民幣666,257,000元而流出的現金。

簡明帳目附註

1 編製及呈報基準

此等本集團的未經審核綜合簡明帳目是根據國際會計準則委員會發出的國際會計準則第34號「中期財務申報」而編製。

此等簡明帳目應連同收錄於本公司就有關股份於香港聯合交易所有限公司(「聯交所」)主板首次上市而於二零零四年六月七日刊發的售股章程內的會計師報告，以及本集團截至二零零三年十二月三十一日止三個年度及截至二零零四年三月三十一日止三個月的經審核財務報表(統稱「首次公開售股的財務報表」)一併閱讀。

編製此等簡明帳目所採用的會計政策及計算方法是與首次公開售股的財務報表所採用者一致。尤其是，儘管缺乏合法股份擁有權，但本公司將深圳市騰訊計算機系統有限公司(「騰訊計算機」)及深圳市世紀凱旋科技有限公司(「世紀凱旋科技」)綜合至本集團的財務報表。原因是實質上，與該等公司訂立的若干合約安排，讓本公司能透過控制該兩家公司的一半以上投票權、控制它們的財務及營運政策、委任或罷免它們的管治組織的大部份成員，以及於該管治組織會議上投大多數票的方式而控制該兩家公司。此外，有關合約安排亦將該兩家公司的風險及回報轉移至本公司。

2 金融資產的會計政策

本集團目前將金融資產分為以下類別：為交易而持有的金融資產及持有至到期日的投資。該分類視乎購買投資的目的。投資於最初確認時由管理層釐定其分類，並於每個報告日期重新評估該劃分。

(A) 為交易而持有的金融資產

為交易而持有的金融資產為購買的主要目的是供短期內出售，或被管理層劃定屬於該類別的資產。該類別內的資產如其持有是供在12個月內出售或預期於12個月內變現者，分類為流動資產。

(B) 持有至到期日的投資

持有至到期日的投資為非衍生工具，並為本集團管理層有肯定意圖及能力持有至其到期日，以及有固定或可釐定付款及固定到期日的非衍生金融資產。

投資的買賣於交易日確認，即本集團承諾購入或出售該資產的日期。並非按損益調整公允價值的金融資產全部按公允價值加交易成本初步確認。在收取來自投資的現金流量的權利屆滿或已予以轉讓及本集團已轉讓其擁有權的絕大部份風險及收益時，將有關投資的確認予以消除。持有至到期日的投資採用實際利率法按經攤銷成本列賬。「為交易而持有的金融資產」類別公允價值的轉變所產生的已實現及未實現收益及虧損，於其產生期間計入損益帳。

報價投資的公允價值以其現行買入價為準。如某項金融資產的市場不活躍（及就非上市證券而言），本集團將採用估值方法設定其公允價值。該等方法包括近期按公允原則進行的同等交易、參考其他大致相同的工具、現金流折現以及期權定價模式（作出調整以反映發行人的特定情況）。

本集團於各報表日評估是否有客觀證據顯示某項或某類金融資產已出現減值。

3 分部資料

由於本集團所有主營業務均在中國進行，故並無呈報地區分部資料。

本集團分別於截至二零零三年及二零零四年九月三十日止三個月及九個月的業務分部資料如下：

	未經審核 截至二零零四年九月三十日止三個月				
	移動及電信 增值服務 人民幣千元	互聯網 增值服務 人民幣千元	網絡廣告 人民幣千元	其他 人民幣千元	合計 人民幣千元
收入	173,655	109,393	15,995	1,943	300,986
毛利／（毛虧）	105,973	70,823	10,890	(1,352)	186,334
銷售及市場推廣開支					(27,472)
一般及行政開支					(49,647)
經營盈利					109,215
融資收入淨額					3,425
公允價值收益					1,457
除稅前盈利					114,097
稅項					(6,122)
期內盈利					107,975

簡明帳目附註（續）

3 分部資料（續）

	移動及電信增值服務	互聯網增值服務	網絡廣告	其他	合計
	未經審核 截至二零零三年九月三十日止三個月				
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
收入	125,798	70,608	7,720	1,931	206,057
毛利	84,787	48,543	4,524	1,225	139,079
其他經營收入淨額					35
銷售及市場推廣開支					(15,255)
一般及行政開支					(32,384)
經營盈利					91,475
融資收入淨額					1,196
除稅前盈利					92,671
稅項					(4,531)
期內盈利					88,140

3 分部資料（續）

	未經審核 截至二零零四年九月三十日止九個月				
	移動及電信增值服務	互聯網增值服務	網絡廣告	其他	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
收入	472,526	313,892	37,057	5,577	829,052
毛利／（毛虧）	296,743	208,586	24,759	(3,215)	526,873
其他經營收入淨額					18
銷售及市場推廣開支					(76,981)
一般及行政開支					(112,031)
經營盈利					337,879
融資收入淨額					5,359
公允價值收益					1,457
除稅前盈利					344,695
稅項					(16,127)
期內盈利					328,568

簡明帳目附註（續）

3 分部資料（續）

	未經審核 截至二零零三年九月三十日止九個月				
	移動及電信增值服務	互聯網增值服務	網絡廣告	其他	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
收入	325,181	151,518	23,067	3,443	503,209
毛利	230,407	99,742	15,837	2,469	348,455
其他經營開支淨額					(1,111)
銷售及市場推廣開支					(38,538)
一般及行政開支					(71,538)
經營盈利					237,268
融資收入淨額					1,433
除税前盈利					238,701
税項					(10,996)
期內盈利					227,705

簡明帳目附註（續）

4 經營盈利

經營盈利已扣除下列各項：

	未經審核 截至九月三十日止三個月		未經審核 截至九月三十日止九個月	
	二零零四年 人民幣千元	二零零三年 人民幣千元	二零零四年 人民幣千元	二零零三年 人民幣千元
僱員成本	**38,876**	26,977	**103,840**	54,689
集團內部轉讓軟件支付的增值稅	**3,000**	—	**8,402**	—
固定資產折舊	**8,556**	6,300	**20,741**	10,838
經營租約租金 — 土地及樓宇	**4,740**	2,286	**10,464**	6,066
研究及開發費用（附註）	**15,596**	6,778	**36,310**	15,554
核數師酬金	**623**	—	**1,510**	574

附註： 截至二零零三年及二零零四年九月三十日止三個月以及截至二零零三年及二零零四年九月三十日止九個月的研究及開發費用包括僱員成本及折舊分別約人民幣557萬元、人民幣1,382.5萬元以及人民幣1,259.3萬元及人民幣2,706.9萬元。本集團並無將於該期間的任何研究及開發費用資本化。

5 公允價值收益

	未經審核 截至九月三十日止三個月		未經審核 截至九月三十日止九個月	
	二零零四年 人民幣千元	二零零三年 人民幣千元	二零零四年 人民幣千元	二零零三年 人民幣千元
為交易而持有的金融資產 —公允價值收益 （已實現及未實現）	**1,457**	—	**1,457**	—

簡明帳目附註（續）

6 税項

(A) 開曼群島及英屬處女群島利得税

本集團分別在截至二零零三年及二零零四年九月三十日止三個月及九個月毋須支付該等司法權區的税項。

(B) 香港利得税

由於本集團分別於截至二零零三年及二零零四年九月三十日止三個月及九個月並無在香港賺取應課税盈利，因此並無作出香港利得税撥備。

(C) 中國企業所得税

中國企業所得税（「企業所得税」）乃根據本集團分別於截至二零零三年及二零零四年九月三十日止三個月及九個月的應課税收入，按照中國的相關規定計算，並且已計及可以獲得的退税及減免等税項優惠。

根據税務通知深地税二函[2002]128號，本集團的附屬公司騰訊計算機在扣除以往年度税項虧損後首個獲利年度起獲豁免支付企業所得税一年，其後兩年税項減半（「騰訊計算機税務優惠期」）。騰訊計算機首個獲利年度為二零零二年，故騰訊計算機税務優惠期由該年度開始。截至二零零三年及二零零四年九月三十日止三個月及九個月的企業所得税率分別為應課税盈利的7.5%。

本集團的另一家附屬公司騰訊科技（深圳）有限公司（「騰訊科技」）已獲有關的税務當局批准，根據税務通知深地税外函[2003]413號作為具有生產性銷售收入的外國投資公司。騰訊科技如年度生產性銷售收入佔申報總銷售收入超過50%，在扣除以往年度税項虧損後首個獲利年度起計兩年獲豁免支付企業所得税，其後三年税項減半（「騰訊科技税務優惠期」）。騰訊科技扣除以往年度結轉的所有税項虧損後首個獲利年度為二零零三年。由於二零零四年是騰訊科技税務優惠期的第二年，故分別截至二零零三年與二零零四年九月三十日止三個月及九個月的財務報表並無企業所得税撥備。

6 稅項（續）

(C) 中國企業所得稅（續）

此外，本集團附屬公司世紀凱旋科技有限公司（「世紀凱旋科技」）根據稅務通知深國稅福減免2004第0272號所載的規定，於首個獲利年度起計兩年獲豁免支付企業所得稅（「世紀凱旋科技稅務優惠期」）。世紀凱旋科技首個獲利年度為二零零四年，因此，在截至二零零四年九月三十日止三個月及九個月的財務報表，並無就企業所得稅撥備。

於截至二零零四年九月三十日止三個月及九個月內，本集團於中國註冊成立的其他附屬公司，並無重大或應課稅盈利。

截至二零零三年及二零零四年九月三十日止三個月及九個月的利得稅支出分別分析如下：

	未經審核 截至九月三十日止三個月		未經審核 截至九月三十日止九個月	
	二零零四年 人民幣千元	二零零三年 人民幣千元	**二零零四年 人民幣千元**	二零零三年 人民幣千元
中國即期稅項	**6,122**	4,531	**17,115**	10,996
遞延稅項	**—**	—	**(988)**	—
	6,122	4,531	**16,127**	10,996

6 稅項（續）

(C) 中國企業所得稅（續）

本集團除稅前盈利的稅項與理論上採用本集團經營主要業務的所在地中國深圳頒佈的15%稅率有如下分別：

	未經審核 截至九月三十日止三個月		未經審核 截至九月三十日止九個月	
	二零零四年 人民幣千元	二零零三年 人民幣千元	二零零四年 人民幣千元	二零零三年 人民幣千元
除稅前盈利	**114,097**	92,671	**344,695**	238,701
按稅率15%計算的稅項	**17,114**	13,901	**51,704**	35,806
集團內各公司不同稅率的影響	**—**	(3,745)	**—**	(15,744)
稅務優惠期對集團內各公司的應課稅收入的影響	**(27,014)**	(6,587)	**(79,272)**	(13,019)
不可扣稅的開支	**288**	—	**870**	—
未確認的遞延稅項資產	**15,131**	—	**41,926**	—
集團內各公司的未確認稅項虧損	**603**	962	**899**	3,953
稅項支出	**6,122**	4,531	**16,127**	10,996

6 稅項（續）

(D) 增值稅、營業稅及相關稅項

本集團的業務於中國亦須繳交以下稅項：

種類	稅率	徵收基準
增值稅	17%	銷售產品收入，由採購產生的增值稅抵銷
營業稅	3至5%	服務費收入
城市建設稅	1%	應付增值稅及營業稅淨額
教育附加費	3%	應付增值稅及營業稅淨額

7 股息

	未經審核 截至九月三十日止三個月		未經審核 截至九月三十日止九個月	
	二零零四年 人民幣千元	二零零三年 人民幣千元	二零零四年 人民幣千元	二零零三年 人民幣千元
已付末期股息每股普通股人民幣0.023元（二零零三年：人民幣0.008元）	**28,935**	10,334	**28,935**	10,334

根據二零零四年一月二十日董事會通過的決議案，建議派發二零零三年度末期股息每股普通股人民幣0.023元（已計及兩次股份拆細），總額350萬美元（約等於人民幣2,893.5萬元），其中約348.25萬美元（約等於人民幣2,879萬元）截至二零零四年九月三十日已支付，而餘額1.75萬美元（約等於人民幣14.5萬元）則於二零零四年九月三十日的簡明綜合資產負債表內列為應付股息。上述建議股息並沒有在二零零三年度作為應付股息反映，而是在截至二零零四年九月三十日止三個月及九個月作為保留盈利分配的數額。

董事會已議決不會宣派截至二零零四年九月三十日止三個月的股息（二零零三年：無）。

8 每股盈利

每股基本盈利乃根據期間淨盈利除以該期間已發行普通股的加權平均數計算。

	未經審核 截至九月三十日止三個月		未經審核 截至九月三十日止九個月	
	二零零四年	二零零三年	二零零四年	二零零三年
期內盈利（人民幣千元）	**107,975**	88,140	**328,568**	227,705
已發行普通股的加權平均數（千股計）（附註）	**1,738,870**	1,305,805	**1,444,109**	1,341,609
每股基本盈利（人民幣）（附註）	**0.062**	0.067	**0.228**	0.170

每股攤薄盈利乃根據已發行普通股的加權平均數及具攤薄潛力的普通股計算。本公司具攤薄潛力的股份主要與授予僱員的公開售股前購股權及公開售股後購股權有關，該等購股權於二零零四年九月三十日仍未行使。具攤薄股份的數目是根據該等購股權所附帶認購權的貨幣價值，按公允價值（根據本公司股份的平均股份市價釐定）可購買的本公司普通股數目釐定。上述計算的股份數目是與假設行使購股權而發行的股份數目比較，差額作為無償發行普通股加入上述股數。

8 每股盈利（續）

本公司股份於二零零四年六月十六日在聯交所上市時，授予僱員的公開售股前購股權的行使能力已成為無條件，惟受歸屬時間表所限制。因此，截至二零零四年九月三十日止三個月及九個月的每股攤薄盈利已予以呈列，以反映授出的公開售股前購股權的攤薄影響。於上市前公開售股前購股權仍未符合其可行使的先決條件前，截至二零零三年九月三十日止三個月及九個月，並無具潛在攤薄影響。因此，每股攤薄盈利相等於每股基本盈利。

	未經審核 截至九月三十日止三個月		未經審核 截至九月三十日止九個月	
	二零零四年	二零零三年	**二零零四年**	二零零三年
期內盈利（人民幣千元）	**107,975**	88,140	**328,568**	227,705
已發行普通股的加權平均數（千股計）（附註）	**1,738,870**	1,305,805	**1,444,109**	1,341,609
就購股權作出調整（附註）	**61,076**	—	**23,928**	—
每股攤薄盈利的普通股的加權平均數（千股計）	**1,799,946**	1,305,805	**1,468,037**	1,341,609
每股攤薄盈利（人民幣）（附註）	**0.060**	0.067	**0.224**	0.170

附註：所有每股資料已經作出追溯調整，猶如兩次股份拆細的整體影響已於二零零三年年初時出現。

9 固定資產

	未經審核
	二零零四年 九月三十日 人民幣千元
於二零零四年一月一日的帳面淨額	**80,139**
期內添置	**65,727**
期內出售	**(63)**
截至二零零四年九月三十日止九個月折舊開支	**(20,741)**
於二零零四年九月三十日的帳面淨額	**125,062**

10 持有至到期日的投資

於二零零四年九月三十日的款額為一項由金融機構發行於二零零七年八月到期，而在票據期內按照可變年票息率計息的三年期票據（「票據」）。票據附有購回權（「購回權」），讓發行人有權於一個指定期間之後起直至票據到期止的期間內，按票面值向本集團購回票據。如行使購回權，發行人須向本集團支付本金連同應計的利息。

截至二零零四年九月三十日止三個月及九個月，並無出售或就持有至到期日的投資作出減值撥備。

11 應收帳款

	未經審核	經審核
	二零零四年 九月三十日 人民幣千元	二零零三年 十二月三十一日 人民幣千元
0至30天	**93,101**	45,694
31至60天	**53,475**	31,573
61至90天	**15,497**	17,635
超過90天但不足一年	**31,600**	4,824
	193,673	99,726

本集團並無給予客戶任何特定的信貸期，但客戶一般須在發單日期起計30至90天內付款。期間／年度結算日的絕大部份應收款結餘均為中國聯合通信有限公司、中國移動通信集團公司及中國電信集團公司及它們的分公司、附屬公司及聯屬公司的欠款。

12 預付款項、按金及其他應收款項

	未經審核 二零零四年 九月三十日 人民幣千元	經審核 二零零三年 十二月三十一日 人民幣千元
應收增值稅退稅（附註）	**29,401**	25,900
其他可退回稅項	**10,048**	—
租約按金	**3,240**	2,293
墊支僱員出差費	**3,193**	1,989
租金付款	**980**	1,671
應收利息	**576**	617
其他預付款項	**15,203**	3,402
	62,641	35,872

附註： 該等款額指騰訊科技於集團內公司間軟件銷售交易中所支付增值稅的稅務返還。根據中國有關政府部門發出的通知財稅[2000]第25號，稅務局會將一般增值稅納稅人開發及出售的軟件產品所繳增值稅超逾3%的部份以政府補貼形式即時退還（「稅務返還」）。於二零零四年九月三十日，稅務局已向騰訊科技悉數償付於二零零三年十二月三十一日的稅務返還人民幣2,590萬元，而本公司董事相信截至二零零四年九月三十日止九個月內的集團內公司間軟件銷售而產生於二零零四年九月三十日的未付稅務返還餘額人民幣2,940.1萬元並無回收問題。

13 為交易而持有的金融資產

為交易而持有的金融資產為參考活躍市場公開報價直接全數釐定其公允價值的投資組合。

為交易而持有的金融資產其公允價值的變動以公允價值收益記入損益帳（附註5）。

14 應付帳款

應付帳款及其帳齡分析如下：

	未經審核 二零零四年 九月三十日 人民幣千元	經審核 二零零三年 十二月三十一日 人民幣千元
0至30天	**1,020**	—
31至60天	**165**	—
61至90天	**1,076**	—
	2,261	—

15 其他應付款項及應計費用

	未經審核 二零零四年 九月三十日 人民幣千元	經審核 二零零三年 十二月三十一日 人民幣千元
應計僱員成本及福利	**34,380**	21,661
已收客戶預付款項	**17,819**	18,836
應計市場推廣及行政開支	**10,059**	1,124
應計專業費用	**6,604**	6,625
其他	**12,845**	11,055
	81,707	59,301

16 遞延收入

遞延收入主要為客戶就若干互聯網增值服務所預付的服務費，而有關的服務尚未提供。

17 股本

本公司於二零零三年一月一日的法定股本為500萬股每股面值0.01美元（相等於人民幣0.083元）。根據二零零三年九月二十六日通過的決議案，本公司進行股份拆細，將當時已發行普通股每股拆細為10.788股股份。法定股本因而由500萬股增至53,941,626股，而每股面值亦由0.01美元（相等於人民幣0.083元）改為無面值。

本公司於二零零四年三月二十四日進行另一次股份拆細，將當時已發行普通股每股拆細為70股股份。董事會並議決增加法定股本至100億股普通股，每股股份面值重新指定為0.0001港元。

截至二零零三年十二月三十一日止年度及截至二零零四年九月三十日止九個月，已發行股本的變動如下：

	普通股	
		數額
	股份數目	人民幣千元
二零零三年一月一日	1,800,688	149
年內註銷股份（附註(a)）	(131,580)	(10)
拆細股份時股份數目增加（附註(b)）	16,337,772	—
拆細股份後註銷股份（附註(c)）	(12)	(1)
於二零零三年九月三十日／二零零三年十二月三十一日／二零零四年一月一日	18,006,868	138
拆細股份時股份數目增加（附註(d)）	1,242,473,892	—
期內發行股份(附註(e))	420,160,500	45
期內額外發行股份（附註(f)）	63,024,000	7
僱員購股權計劃（附註(g)）	7,586,000	1
二零零四年九月三十日	1,751,251,260	191

簡明帳目附註（續）

17 股本（續）

附註：

(a) 於二零零三年八月十一日，本公司承諾按每股34.80美元（相等於人民幣287.69元）的代價向若干當時的股東贖回131,580股已發行普通股。所有贖回的股份均已註銷。

(b) 於二零零三年九月二十六日，本公司進行股份拆細（「首次股份拆細」），將當時已發行普通股每1股拆細為10.788股股份，因此已發行股份數目由1,669,108股增至18,006,880股，而股東的持股百分比不變。普通股的面值亦由0.01美元減至無面值。

(c) 於二零零三年九月三十日，本公司進行以每股3.23美元（相等於人民幣26.66元）向所有當時現有股東贖回合共12股普通股。所有贖回的股份均已註銷。

(d) 於二零零四年三月二十四日，本公司進行另一次股份拆細（「第二次股份拆細」），將當時已發行普通股每1股拆細為70股股份，而每名股東所佔的權利不變。

(e) 於二零零四年六月十六日，合共420,160,500股每股0.0001港元的股份按每股3.70港元發行，並以現金繳足。此發行包括(1)於香港公開售股210,080,000股股份及(2)依賴證券法S條例向香港及美國以外的機構投資者，及依賴證券法規則第144A條或另一項豁免向在美國的機構投資者配售210,080,500股股份。

(f) 於二零零四年七月八日，於高盛（亞洲）有限責任公司代表國際買家悉數行使超額配股權時，以每股3.70港元額外發行合共63,024,000股每股0.0001港元股份（「超額配股股份」）。

(g) 於二零零四年九月三十日，於二零零一年及二零零二年授出按認購價每股0.0497美元認購7,586,000股股份的公開售股前購股權已獲行使。期內因行使購股權而以每股0.0497美元發行了7,586,000股股份。

18 遞延所得税

遞延所得税乃採用負債法以暫時差異逆轉時的預期税率計算暫時差異的税項。

本集團遞延税項的變動如下：

遞延税項負債：

	未經審核 二零零四年 九月三十日 人民幣千元	經審核 二零零三年 十二月三十一日 人民幣千元
期／年初	**988**	3,058
期內／年內增加	**—**	988
期內／年內逆轉	**(988)**	(3,058)
期／年終	—	988

遞延税項負債乃就以下項目撥備：

	未經審核 二零零四年 九月三十日 人民幣千元	經審核 二零零三年 十二月三十一日 人民幣千元
騰訊計算機向本公司轉撥盈利的相關税項	—	988

本集團遞延税項結餘如下：

	未經審核 二零零四年 九月三十日 人民幣千元	經審核 二零零三年 十二月三十一日 人民幣千元
遞延税項負債	—	988

18 遞延所得稅（續）

截至二零零三年十二月三十一日止年度及截至二零零四年九月三十日止九個月曾進行若干集團內公司間的軟件銷售。待獲得中國當地稅務局批准後，該等軟件可按合約年期作支出攤銷（「攤銷」），於釐定騰訊計算機應課稅盈利時可用作抵扣所得稅。該項集團內公司間交易的會計基準（即本集團綜合財務報表之基準）與稅務基準（即騰訊計算機之公司財務報表之基準）可能出現暫時差異（該兩個呈報期間期終時的暫時差異估計為零）。有關的潛在遞延稅項資產估計分別達人民幣77,787,000元及人民幣36,491,000元。由於無法合理肯定騰訊計算機可得當地稅務局批准將攤銷列為騰訊計算機的可扣稅開支，故有關潛在遞延稅項資產並無計入二零零四年九月三十日的簡明帳目及於二零零三年十二月三十一日的綜合財務報表。

於二零零四年九月三十日，本公司並無其他未撥備遞延稅項。

19 承擔

(A) 資本承擔

本集團於二零零三年十二月三十一日及二零零四年九月三十日分別有以下已訂約但未撥備的資本承擔：

	未經審核	經審核
	二零零四年 九月三十日 人民幣千元	二零零三年 十二月三十一日 人民幣千元
收購固定資產：		
一已訂約但未撥備	**16,044**	7,043

19 承擔（續）

(B) 經營租約承擔

本集團於二零零三年十二月三十一日及二零零四年九月三十日分別根據不可撤銷的樓宇經營租約的未來最低租金總額如下：

	未經審核 二零零四年 九月三十日 人民幣千元	經審核 二零零三年 十二月三十一日 人民幣千元
不超過一年	**17,307**	13,533
一年後但五年內	**19,307**	28,740
	36,614	42,273

(C) 其他承擔

	未經審核 二零零四年 九月三十日 人民幣千元	經審核 二零零三年 十二月三十一日 人民幣千元
寬頻租賃	**36,541**	66,111

20 關連人士交易

有關成立世紀凱旋的按金

根據註冊股東與騰訊科技於二零零三年十二月十六日訂立的協議，騰訊科技向註冊股東墊支人民幣11,000,000元，以便向世紀凱旋注資。註冊股東向騰訊科技授出不可撤回的獨家權利，可按象徵式代價自行或透過第三方購買全部或部份世紀凱旋的股權及資產。世紀凱旋獲得中國有關當局正式批准在二零零四年一月十三日成立。

除上述關連人士交易外，並無發生其他重大關連人士交易。

21 購股權計劃

本公司採納兩項購股權計劃，為董事、合資格僱員及顧問提供獎勵。

A. 公開售股前購股權計劃（「公開售股前購股權計劃」）

根據公開售股前購股權計劃，董事會可將可認購本公司股份的購股權授予合資格僱員，包括本公司執行董事。公開售股前購股權計劃將於二零一一年十二月三十一日結束。

根據公開售股前購股權計劃可授出的購股權所涉及股份總數不得超逾提出授出購股權要約當日已發行股份7.5%。可授予個別人士的購股權所涉及普通股數目不得超逾根據該計劃已發行及可發行的普通股數目10%。所授出的購股權必須在授出日期起計15天內接納，而屆時須支付每次授出購股權的代價人民幣1元。

購股權將分四等份自授出日期起計第12個月、24個月、36個月及48個月分別歸屬持有人所有。所有購股權自相關歸屬期起直至二零一一年十二月三十一日止可分批行使，惟條件在於本公司已在具規模的證券市場上市。每次授出購股權時，董事會可自行酌情決定特定歸屬期及行使期與行使價。

倘本公司的資本架構有任何變動（不論透過將盈利或儲備資本化、供股、合併、分拆或削減本公司股本的方式或根據法律規定作出的其他方式），而任何已授出購股權仍可予行使，或倘於本公司各財政年度，按比例向股東分派本公司的任何資本資產（不論以現金或以實物方式分派）（但不包括從股東應佔盈利淨額中支付股息），則須就(i)該計劃中尚未行使的購股權所涉及的股份數目或面值；(ii)認購價；或(iii)行使購股權的方式作出相應變動。

簡明帳目附註（續）

21 購股權計劃（續）

A. 公開售股前購股權計劃（「公開售股前購股權計劃」）（續）

根據公開售股前購股權計劃直至二零零四年九月三十日為止，向僱員授出的購股權數目的變動及詳情如下：

		購股權數目					
授出日期	行使期	行使價（美元）（附註1）	一月一日結餘（附註1）	期內授出（附註1）	期內行使（附註3）	期內註銷（附註1）	九月三十日結餘（附註1）
截至二零零四年九月三十日止九個月							
二零零一年八月十日（附註2）	開始日期或首次公開售股日期兩者的較後日期至二零一一年十二月三十一日	0.0497	47,845,000	–	(6,663,000)	–	41,182,000
二零零一年九月十日至二零零一年十二月十四日（附註2）	開始日期或首次公開售股日期兩者的較後日期至二零一一年十二月三十一日	0.0497	7,261,100	–	(129,000)	–	7,132,100
二零零二年三月十日至二零零二年六月十日	開始日期或首次公開售股日期兩者的較後日期至二零一一年十二月三十一日	0.0497	6,982,500	–	(794,000)	–	6,188,500
二零零四年二月十日至二零零四年三月二十四日	開始日期或首次公開售股日期兩者的較後日期至二零一一年十二月三十一日	0.1967/0.4396	–	10,464,230	–	(383,320)	10,080,910
			62,088,600	10,464,230	(7,586,000)	(383,320)	64,583,510
截至二零零三年九月三十日止九個月							
二零零一年八月十日（附註2）	開始日期或首次公開售股日期兩者的較後日期至二零一一年十二月三十一日	0.0497	47,845,000	–	–	–	47,845,000
二零零一年九月十日至二零零一年十二月十四日	開始日期或首次公開售股日期兩者的較後日期至二零一一年十二月三十一日	0.0497	7,733,600	–	–	(472,500)	7,261,100
二零零二年三月十日至二零零二年六月十日	開始日期或首次公開售股日期兩者的較後日期至二零一一年十二月三十一日	0.0497	6,982,500	–	–	–	6,982,500
			62,561,100	–	–	(472,500)	62,088,600

21 購股權計劃（續）

A. 公開售股前購股權計劃（「公開售股前購股權計劃」）（續）

附註1：於二零零三年及二零零四年九月三十日授出的購股權行使價及數目已由於二零零三年九月二十六日及二零零四年三月二十四日生效的兩次購股權拆細整體影響而追溯調整（猶如拆細已於二零零一年八月十日進行）。

附註2：根據公開售股前購股權計劃，本公司已授出47,845,000份購股權，認購價為每股0.0497美元，而本公司會向合共持有17,745,000份購股權的承授人支付現金花紅。花紅將以購股權行使時承授人須付認購價的半數釐定。

附註3：於二零零四年九月三十日，認購價每股0.0497美元可認購7,586,000股股份的公開售股前購股權獲行使。

B. 公開售股後購股權計劃（「公開售股後購股權計劃」）

本公司於二零零四年三月二十四日採納公開售股後購股權計劃。董事會可酌情邀請本集團任何公司的僱員、顧問或董事接納購股權，按董事會釐定的價格認購股份。

可根據公開售股後購股權計劃及根據本公司任何其他購股權計劃（包括公開售股前購股權計劃）授出的購股權所涉及的股份數目，最多不得超過本公司普通股上市日期本公司已發行有關類別證券的10%。購股權期限由董事會釐定，但不得超過十年。

公開售股後購股權計劃的有效期由採納日期開始，為期十年。

21 購股權計劃（續）

B. 公開售股後購股權計劃（「公開售股後購股權計劃」）（續）

根據公開售股後購股權計劃直至二零零四年九月三十日為止，向僱員授出的購股權數目的變動及詳情如下：

			購股權數目		
授出日期	行使期	行使價	一月一日結餘	期內授出	二零零四年九月三十日結餘
二零零四年九月十四日	由採納日期起計十年	3.665港元	—	6,311,520	6,311,520

22 結算日後事項

在二零零四年九月三十日後，並無發生任何重大結算日後事項。

獨立審閱報告

致騰訊控股有限公司（「貴公司」）董事會
（於開曼群島註冊成立的有限公司）

引言

本所已按　貴公司指示，審閱第 1 至第 29 頁所載的簡明中期帳目（「中期帳目」）。

董事及核數師各自的責任

貴公司董事的責任是編制符合國際會計準則委員會所頒布的國際會計實務準則第 34 號「中期財務報告」及其有關條文規定的中期帳目。中期帳目已經董事會批准。

本所的責任是根據審閱的結果，對中期帳目出具獨立結論，並按照雙方所協定的應聘書條款僅向整體董事會報告，除此之外本報告並無其它目的。本所不會就中期帳目的內容向任何其它人士負上或承擔任何責任。

已進行的審閱工作

本所已按照香港會計師公會所頒布的核數準則第 700 號「審閱中期財務報告」的規定進行審閱。審閱主要包括向管理層進行查詢，及對中期帳目進行分析程序，然後根據結果評估會計政策及呈報形式是否貫徹應用（惟已另作披露則除外）。審閱工作並不包括控制測試及資產、負債和交易的驗證等審計程序。由於審閱的範圍遠較審計為小，故所提供的保障程度亦較審計為低。因此，本所不會對中期帳目發表任何審計意見。

審閱結果

根據本所審閱（不構成審計）的結果，本所並無發現任何須對截至二零零四年九月三十日止三個月及九個月的中期帳目作出的重大修改。

執業會計師
羅兵咸永道會計師事務所

香港，二零零四年十一月十八日

財務表現 — 二零零四年第三季與二零零四年第二季及二零零三年第三季比較

本集團截至二零零四年九月三十日止三個月的未經審核綜合收入為人民幣3.010億元，較二零零三年同期增加46.1%，並較上一季增加11.3%。

來自本集團的互聯網增值服務的收入為人民幣1.094億元，較二零零三年同期增加54.9%，並較上一季增加9.5%。

來自本集團的移動及電信增值服務的收入為人民幣1.737億元，較二零零三年同期增加38.0%，並較上一季增加11.3%。

來自本集團的網絡廣告的收入為人民幣1,600萬元，較二零零三年同期增加107.2%，並較上一季增加24.5%。

收入成本為人民幣1.147億元，較二零零三年同期增加71.2%，並較上一季增加14.5%。以收入百分比計，收入成本佔二零零四年第三季的38.1%，相對於二零零三年第三季為32.5%，二零零四年第二季則為37.0%。

銷售及市場推廣開支為人民幣2,750萬元，較二零零三年同期增加80.1%，並較上一季增加3.8%。

一般及行政開支為人民幣4,960萬元，較二零零三年同期增加53.3%，並較上一季增加75.4%。

二零零四年第三季的盈利為人民幣1.080億元，較二零零三年同期增加22.5%，但較上一季減少4.7%。以收入百分比計，本期間的盈利佔二零零四年第三季的35.9%，相對於二零零三年第三季42.8%，二零零四年第二季則為41.9%。

經營資料

下表載列於下述日期及期間，本集團即時通信社區及增值服務的若干營運統計數字：

	截至二零零四年九月三十日止十五日期間	截至二零零四年六月三十日止十五日期間
	（百萬計）	
註冊即時通信帳戶（期終）	**355.3**	**330.8**
活躍帳戶	**119.3**	**110.1**
最高同時在綫帳戶（本季）	**7.3**	**6.4**
平均每日用戶在綫時數	**79.2**	**78.0**
平均每日信息[1]	**1,210.7**	**936.9**
收費互聯網增值服務註冊用戶（期終）	**6.9**	**6.9**
收費移動及電信增值服務註冊用戶（期終）[2]	**12.5**	**12.6**

附註：

(1) 平均每日信息僅包括電腦之間交流的信息，不包括與移動手機之間交流的信息。

(2) 包括登記訂購由本集團直接或透過移動電話營運商提供的服務。

二零零四年第三季與二零零四年第二季的比較

下表載列截至二零零四年九月三十日止第三個季度及截至二零零四年六月三十日止第二個季度的比較數字：

	截至下列日期止三個月 二零零四年 九月三十日 （未經審核） （人民幣千元）	截至下列日期止三個月 二零零四年 六月三十日 （未經審核） （人民幣千元）
收入	300,986	270,513
收入成本	(114,652)	(100,159)
毛利	186,334	170,354
銷售及市場推廣開支	(27,472)	(26,465)
一般及行政開支	(49,647)	(28,310)
經營盈利	109,215	115,579
融資收入淨額	3,425	1,003
公允價值收益	1,457	—
除税前盈利	114,097	116,582
税項	(6,122)	(3,293)
期內盈利	107,975	113,289

二零零四年第三季與二零零四年第二季的比較（續）

收入。收入由截至二零零四年第二季的人民幣2.705億元，增加11.3%至二零零四年第三季的人民幣3.010億元。下表載列本集團於二零零四年第三季及第二季按業務種類分析的收入：

	截至下列日期止三個月			
	二零零四年九月三十日		二零零四年六月三十日	
	金額	佔總收入百分比	金額	佔總收入百分比
	（人民幣千元，百分比除外）			
互聯網增值服務	**109,393**	**36.4%**	**99,913**	**37.0%**
移動及電信增值服務	**173,655**	**57.7**	**156,054**	**57.7**
網絡廣告	**15,995**	**5.3**	**12,847**	**4.7**
其他	**1,943**	**0.6**	**1,699**	**0.6**
總收入	**300,986**	**100.0%**	**270,513**	**100.0%**

本集團互聯網增值服務的收入由二零零四年第二季人民幣9,990萬元，增加9.5%至二零零四年第三季人民幣1.094億元。增加主要反映互聯網增值服務穩健增長，包括網絡虛擬化身持續興旺及本集團例如網上遊戲及電子賀卡等較新產品及服務的增長。二零零四年上半年的收入受到移動營運商「清理」不活躍的客戶帳戶所影響。

來自移動及電信增值服務的收入由二零零四年第二季人民幣1.561億元，增加11.3%至二零零四年第三季人民幣1.737億元。收入增加反映來自例如MMS及WAP等2.5G相關服務的收入增加，2.5G相關服務收入增加是由於移動營運商提供的2.5G服務的普及。此外，來自包括移動IVR及彩鈴下載的移動語音增值服務收入繼續增加。來自移動電話新聞及資訊內容服務及音樂及圖片／圖像下載服務的收入亦繼續增長。該等收入增加的一部份被移動聊天服務的收入減少所抵銷。於二零零四年上半年，移動增值服務的訂購受到移動營運商「清理」不活躍的客戶帳戶所影響。

二零零四年第三季與二零零四年第二季的比較（續）

網絡廣告的收入由二零零四年第二季人民幣1,280萬元，增加24.5%至二零零四年第三季人民幣1,600萬元。收入增加反映本集團於推出QQ.com門戶網站後加強在網絡廣告方面的市場推廣活動。

收入成本。收入成本由二零零四年第二季人民幣1.002億元增加14.5%至二零零四年第三季人民幣1.147億元。增加主要反映出電信營運商分佔的收入數額增加，以及不均衡費用、頻寬及服務器託管費用增加。此外，由於本集團提供更豐富內容，訂購成本因而增加，以及增聘更多員工支援更廣泛的產品及服務系列，導致僱員成本增加。收入成本佔收入的百分比由二零零四年第二季37.0%，增加至二零零四年第三季38.1%。下表載列二零零四年第三季及二零零四年第二季按業務種類分析的收入成本：

	截至下列日期止三個月			
	二零零四年九月三十日		二零零四年六月三十日	
	金額	佔業務分部收入百分比	金額	佔業務分部收入百分比
	（人民幣千元，百分比除外）			
互聯網增值服務	38,570	35.3%	34,049	34.1%
移動及電信增值服務	67,682	39.0	59,836	38.3
網絡廣告	5,105	31.9	3,336	26.0
其他	3,295	169.6	2,938	172.9
總收入成本	114,652		100,159	

本集團的互聯網增值服務收入成本由二零零四年第二季人民幣3,400萬元，增加13.3%至二零零四年第三季人民幣3,860萬元。增加主要反映隨着本集團需要支援更多更高容量的頻寬服務，本集團在頻寬容量及服務器方面的開支增加，以及由於不斷豐富網站內容，本集團支付予內容供應商的費用亦有所增加。

二零零四年第三季與二零零四年第二季的比較（續）

本集團的移動及電信增值服務收入成本，由二零零四年第二季度的人民幣5,980萬元，增加13.1%至二零零四年第三季錄得人民幣6,770萬元。增加與該類業務的增長一致。收入成本佔分部收入的百分比增加，因為增加內容而增加成本，以及因增加人手以支援本集團更廣泛的產品系列而導致員工成本增加所致。

本集團的網絡廣告收入成本由二零零四年第二季人民幣330萬元，增加53.0%至二零零四年第三季人民幣510萬元。增加反映由於網絡廣告量增加使相應的頻寬收費增加，以及就QQ.com門戶網站的網絡廣告向廣告代理支付的銷售佣金上升。

銷售及市場推廣開支。銷售及市場推廣開支由二零零四年第二季人民幣2,650萬元，增加3.8%至二零零四年第三季人民幣2,750萬元。增加主要反映與推廣本集團更廣泛的產品及服務組合有關的推廣及廣告活動增加。

一般及行政開支。一般及行政開支由二零零四年第二季人民幣2,830萬元，增加75.4%至二零零四年第三季人民幣4,960萬元。增加主要是由於本集團增聘研究及開發人員，以支持未來的增長及重點開發一個遊戲平台及門戶網站，導致研究及開發的開支增加。員工成本亦因本集團大量增聘人手以支持未來的增長而上升。此外，辦公室的租金增加是由於本集團遷進辦公室面積更大的深圳新總部以配合未來的增長，而在本公司首次公開招股後亦產生較高的專業顧問費。

稅項。於二零零四年第三季，本集團錄得所得稅人民幣610萬元，二零零四年第二季則為人民幣330萬元。二零零四年第三季的實際適用稅率較二零零四年第二季為高，主要是由於本集團於二零零四年第三季通過架構合約，將來自騰訊計算機的業務盈利轉撥至騰訊科技（騰訊科技獲得所得稅全部豁免的稅收優惠）的金額較少。騰訊計算機賺取的盈利金額較高導致稅項開支增加。

二零零四年第三季與二零零四年第二季的比較（續）

期內盈利。基於上文所述因素，期內的盈利由二零零四年第二季人民幣1.133億元，減少4.7%至二零零四年第三季人民幣1.080億元。二零零四年第三季盈利佔收入的百分比為35.9%，二零零四年第二季則為41.9%。

截至二零零四年九月三十日止九個月與截至二零零三年九月三十日止九個月的比較

收入。收入由截至二零零三年九月三十日止九個月的人民幣5.032億元，增加64.8%至截至二零零四年九月三十日止九個月的人民幣8.291億元，原因是從互聯網增值服務及移動及電信增值服務所得的收入均出現顯著增長。下表載列截至二零零四年及二零零三年九月三十日止九個月按業務種類分析的收入：

	截至九月三十日止九個月			
	二零零四年		二零零三年	
	金額	佔總收入百分比	金額	佔總收入百分比
	（人民幣千元，百分比除外）			
互聯網增值服務	**313,892**	**37.9%**	151,518	30.1%
移動及電信增值服務	**472,526**	**57.0**	325,181	64.6
網絡廣告	**37,057**	**4.4**	23,067	4.6
其他	**5,577**	**0.7**	3,443	0.7
總收入	**829,052**	**100.0%**	503,209	100.0%

來自互聯網增值服務的收入由截至二零零三年九月三十日止九個月的人民幣1.515億元，增加107.2%至截至二零零四年九月三十日止九個月的人民幣3.139億元。通過進行多項宣傳活動，本集團的會員用戶於二零零三年下半年開始出現增長。隨著本集團的用戶群擴大，本集團從多種網絡社區服務及互動娛樂（例如網絡虛擬化身）所得的收入亦取得增長。多項新產品及服務例如電子賀卡及大型多用戶在綫遊戲的推出，亦使來自互聯網增值服務的收入增加。

截至二零零四年九月三十日止九個月與截至二零零三年九月三十日止九個月的比較（續）

從移動及電信增值服務所得的收入，由截至二零零三年九月三十日止九個月的人民幣3.252億元，增加45.3%至截至二零零四年九月三十日止九個月的人民幣4.725億元。收入增加反映本集團差不多所有的移動及電信增值服務大幅增長，儘管部份較成熟產品及服務如移動QQ，因移動營運商對不活躍客戶進行帳戶「清理」而受到影響。從移動電話新聞及資訊內容服務以及音樂圖片／圖像下載服務所得的收入迅速增長，而從新推出的服務，例如移動語音增值服務的收入，也令到收入有所增加。此外，由於移動電話營運商提供的2.5G服務越來越普及，來自2.5G相關服務所得的收入大幅增加。

網絡廣告的收入由截至二零零三年九月三十日止九個月人民幣2,310萬元，增加60.6%至截至二零零四年九月三十日止九個月人民幣3,710萬元。收入增加反映本集團在推出QQ.com門戶網站後本集團的客戶增多及廣告業務量增加。然而，由於爆發沙士疫症，截至二零零三年九月三十日止九個月的網絡廣告收入受到不利影響。

管理層討論及分析（續）

截至二零零四年九月三十日止九個月與截至二零零三年九月三十日止九個月的比較（續）

收入成本。收入成本由截至二零零三年九月三十日止九個月人民幣1.548億元，增加95.3%至截至二零零四年九月三十日止九個月的人民幣3.022億元。增加主要反映電信營運商分佔收入數額及不均衡費用、頻寬及服務器託管費用，以及本集團的服務及產品產生的直接員工成本有所增加。收入成本佔收入的百分比由截至二零零三年九月三十日止九個月30.8%增加至截至二零零四年九月三十日止九個月36.4%，主要原因是本集團推出的各種推廣活動，涉及向本集團的用戶傳送推廣訊息，令傳送數據不均衡的情況增加，從而導致不均衡費用的數額增加。為配合本集團所提供的產品及服務的增加，本集團增聘人手，以致員工成本增加的幅度較收入增加的幅度為大。下表載列截至二零零四年及二零零三年九月三十日止九個月按業務種類分析的收入成本：

	截至九月三十日止九個月			
	二零零四年		二零零三年	
	金額	佔業務分部收入百分比	金額	佔業務分部收入百分比
	（人民幣千元，百分比除外）			
互聯網增值服務	**105,306**	**33.5%**	51,776	34.2%
移動及電信增值服務	**175,783**	**37.2**	94,774	29.1
網絡廣告	**12,298**	**33.2**	7,230	31.3
其他	**8,792**	**157.6**	974	28.3
收入成本總額	**302,179**		154,754	

截至二零零四年九月三十日止九個月與截至二零零三年九月三十日止九個月的比較（續）

互聯網增值服務的收入成本由截至二零零三年九月三十日止九個月人民幣5,180萬元，增加103.4%至截至二零零四年九月三十日止九個月的人民幣1.053億元。由於透過移動電話營運商收取的費用持續增加，故由移動電話營運商就其所分佔的收入而保留的費用數額增加。此外，由於本集團擴大用戶群及提供更多種類的互聯網增值服務，本集團需增加頻寬及服務器的容量及內容訂購。

移動及電信增值服務的收入成本，由截至二零零三年九月三十日止九個月人民幣9,480萬元，增加85.5%至截至二零零四年九月三十日止九個月的人民幣1.758億元。增加主要反映移動電話營運商就其所分佔的收入及不均衡費用而保留的費用數額有所增加。由於傳送數據不均衡的情況增加，加上若干移動營運商增加不均衡費用的數額，故不均衡費用有所遞增。由於本集團增聘人手支援多種新產品及服務，故員工成本亦增加。隨著本集團提供更豐富的內容，內容訂購費用有所增加。

網絡廣告的收入成本由截至二零零三年九月三十日止九個月人民幣720萬元，增加70.1%至截至二零零四年九月三十日止九個月的人民幣1,230萬元。增加主要反映由於廣告合約量增加而支付予廣告代理的銷售佣金增加，以及頻寬費用增加。此外，本集團增加開發及技術人員的數目，以支援網絡廣告業務。

銷售及市場推廣開支。銷售及市場推廣開支由截至二零零三年九月三十日止九個月人民幣3,850萬元，增加99.8%至截至二零零四年九月三十日止九個月的人民幣7,700萬元，主要原因是推出及宣傳多項新產品，例如RTX及移動語音增值服務及新分銷途徑，令到推廣及廣告活動更為頻繁。此外，由於本集團更積極參與貿易展及展覽，故就市場推廣而產生較高的差旅費及交際費。

截至二零零四年九月三十日止九個月與截至二零零三年九月三十日止九個月的比較（續）

一般及行政開支。一般及行政開支由截至二零零三年九月三十日止九個月人民幣7,150萬元，增加56.6%至截至二零零四年九月三十日止九個月的人民幣1.12億元，主要反映研究及開發費用增加，而這是增加研究及開發員工和技術人員數目以支援整體業務所造成。由於員工人數較多及薪金上升，故員工成本亦大幅上升。由於二零零四年五月深圳總部搬遷，辦公室租金有所增加。

稅項。本集團截至二零零四年九月三十日止九個月的所得稅為人民幣1,610萬元，而截至二零零三年九月三十日止九個月則為人民幣1,100萬元。所得稅增加主要反映稅前盈利增加。由二零零三年起，騰訊科技根據架構合約向騰訊計算機出售軟件。待獲得中國當地稅務局批准後，該等軟件的成本（在騰訊計算機按其估計合約年期攤銷）於釐定騰訊計算機的應課稅溢利時可用作抵扣所得稅。因此，該等集團內公司間安排導致本集團綜合財務報表的會計基準與騰訊計算機財務報表的稅務基準間出現暫時性差異。於二零零四年九月三十日，有關的潛在遞延稅項資產估計為人民幣7,780萬元，由於無法合理肯定騰訊計算機可得到所須的當地稅務局批准，故該潛在遞延稅項資產並未於本集團綜合財務報表予以確認，惟管理層一直在積極跟進其審批手續。

期間盈利。由於上述因素，本期盈利由截至二零零三年九月三十日止九個月人民幣2.277億元，增加44.3%至截至二零零四年九月三十日止九個月的人民幣3.286億元。截至二零零四年九月三十日止九個月，期內盈利佔收入的百分比為39.6%，而截至二零零三年九月三十日止九個月則為45.3%。

流動資金及財務資源

於二零零四年六月十六日，本公司按每股3.70港元的價格，合共發行了420,160,500股每股面值0.0001港元以現金繳足的股份。於二零零四年七月八日，在超額配股權獲悉數行使後，本公司按每股3.70港元的價格，合共發行了63,024,000股以現金繳足的額外股份。由於兩次發行籌集款項總額為人民幣19.052億元，本集團於截至二零零四年九月三十日止九個月的財務狀況顯著改善。

於二零零四年九月三十日，本集團的現金及現金等價物為人民幣8.185億元，而於二零零三年十二月三十一日則為人民幣3.256億元。本集團的現金大部份以美元為幣值的存款及投資而持有，而本集團並無使用任何方法對沖外滙風險，故與本集團存款有關的任何外滙波動，均可能對本集團造成損失。

於二零零四年九月三十日，本集團並無任何須計息的借款。

業務展望

本集團將繼續開發及推出新的通信增值服務、社區娛樂及資訊服務及產品，以豐富用戶的體驗，並為本集團增加收入來源。

在互聯網增值服務方面，本集團擬加強個人及企業即時通信服務功能，以及結合多項互聯網及移動增值服務，例如音樂、電子雜誌、移動語音增值服務及下載。此外，本集團計劃推出一個效能強大的郵件客戶端軟件，以補充本集團的即時通信服務。本集團將在未來數個月繼續對多個自行開發的在線遊戲進行測試，並推出 QQ 音樂頻道。為使到本集團的網絡虛擬化身更成功，本集團計劃將帶有動態表情及動作的網絡虛擬化身整合到即時通信聊天視窗。

在移動及電信增值服務方面，本集團將繼續豐富本集團的 2.5G 服務，並通過跨產品銷售推廣本集團的服務。此外，本集團擬將移動 IVR 服務與 QQ 融合，例如歌曲點唱及語音信息。由於移動營運商同意互通，本集團亦以小靈通市場為目標，把握該市場的強勁增長潛力。

在網絡廣告方面，本集團擬樹立 QQ.Com 為中國年輕一代的首選入門網站，使其成為一個具吸引力的平台，招徠擬推銷以年輕人為對象的消費品及服務的廣告客戶。

由於須為長遠發展作出計劃，本集團相信，要保持領先於對手的地位，必須作出投資，不斷為 QQ 社區開發嶄新及具創意的應用。該等投資會投放於服務器及頻寬、內容、市場推廣力量及研究與開發方面，並可能會在短期內對本集團邊際利潤有暫時性的影響。

董事於證券的權益

於二零零四年九月三十日，本公司董事及主要行政人員擁有(a)根據證券及期貨條例（「證券及期貨條例」）第XV部第7及第8分部須知會本公司及聯交所的本公司或其相聯法團（定義見證券及期貨條例第XV部）股份、相關股份及債券的權益及淡倉（包括根據證券及期貨條例規定其取得或視為取得的權益及淡倉）；或(b)根據證券及期貨條例第352條須登記於該條規定本公司存置的登記冊，或(c)根據上市規則上市公司董事進行證券交易的標準守則須知會本公司及聯交所的權益及淡倉如下：

(A) 於本公司股份的好倉

董事姓名	權益性質	所持有的股份數目	已發行股本百分比（附註3）
馬化騰	公司（附註1）	242,483,080	13.85%
張志東	公司（附註2）	108,085,530	6.17%

附註：

1 該等股份由馬化騰全資擁有的英屬處女群島公司Advance Data Services Limited持有。

2 該等股份由張志東全資擁有的英屬處女群島公司Best Update International Limited持有。

3 已計及超額配發股份的發行及因行使購股權而發行的股份。

董事於證券的權益（續）

(B) 於相聯法團股份的好倉

董事姓名	相聯法團名稱	權益性質	所持有的股份數目及類別	已發行股本百分比
馬化騰	深圳市騰訊計算機系統有限公司	個人	人民幣9,500,000元（註冊股本）	47.5%
	深圳市世紀凱旋科技有限公司	個人	人民幣5,225,000元（註冊股本）	47.5%
張志東	深圳市騰訊計算機系統有限公司	個人	人民幣4,000,000元（註冊股本）	20%
	深圳市世紀凱旋科技有限公司	個人	人民幣2,200,000元（註冊股本）	20%

除上文披露者外，於二零零四年九月三十日，董事或主要行政人員及他們的聯繫人概無於本公司及其相聯法團任何股份、相關股份或債券中擁有權益或淡倉。

購股權計劃

本公司已採納兩項購股權計劃，即公開售股前購股權計劃及公開售股後購股權計劃。據此，董事可酌情向本公司或其附屬公司的僱員（包括任何董事）授出購股權，以認購本公司股份，惟受購股權計劃訂明的條款及條件所規限。於二零零四年六月十六日後，將不會根據公開售股前購股權計劃授出購股權。有關公開售股前購股權計劃及公開售股後購股權計劃項下的購股權變動詳情，載於本集團截至二零零四年九月三十日止三個月及九個月的未經審核綜合業績（載於本季度報告內）附註21。於二零零四年九月三十日，並無授予本公司董事任何尚未行使購股權。

主要股東

於二零零四年九月三十日，下列人士（本公司董事或主要行政人員除外）擁有根據證券及期貨條例第XV部第2及第3分部的條文須向本公司披露的本公司股份或相關股份的權益及淡倉（根據本公司按證券及期貨條例第336條存置的登記冊所記錄），或直接或間接於本公司已發行股本中擁有5%或以上權益：

於本公司股份的好倉

股東名稱	權益性質	股份數目	已發行股本的百分比（附註4）
MIH QQ (BVI) Limited	公司（附註1）	630,240,380	35.99%
Advance Data Services Limited	公司（附註2）	242,483,080	13.85%
Best Update International Limited	公司（附註3）	108,085,530	6.17%

附註：

1 由於MIH QQ (BVI) Limited由Naspers Limited透過其居間公司MIH (BVI) Limited、MIH Holdings Limited及MIH Investments (Pty) Ltd全資擁有，故此根據證券及期貨條例第XV部，Naspers Limited、MIH (BVI) Limited、MIH Holdings Limited及MIH Investments (Pty) Ltd被視為擁有同一批630,240,380股股份。

2 由於馬化騰全資擁有Advance Data Services Limited，故此，誠如「董事於證券的權益」一節所披露，馬先生擁有該等股份的權益。

3 由於張志東全資擁有Best Update International Limited，故此，誠如「董事於證券的權益」一節所披露，張先生擁有該等股份的權益。

4 已計及超額配發股份的發行及因行使購股權而發行的股份。

除上文所披露者外，本公司並無知悉於二零零四年九月三十日，有任何其他人士（本公司董事或主要行政人員除外）於本公司股份及相關股份中擁有權益或淡倉（根據證券及期貨條例第336條須予存置的登記冊所記錄）。

僱員及酬金政策

於二零零四年九月三十日，本集團有1,052名僱員（二零零三年九月三十日：505名），大部分為於本公司在中國深圳的總辦事處工作的人員。本集團聘用的員工數目視乎需要而不時有所變動，而其酬金亦根據業內慣例釐定。

本集團定期審閱僱員的酬金政策及整體酬金。除社會保險及內部培訓課程外，僱員可根據評核個別表現而獲授酌情花紅及購股權。

本集團截至二零零四年九月三十日止三個月產生的酬金總成本為人民幣3,890萬元（二零零三年：人民幣2,700萬元）。

購買、出售或贖回本公司上市證券

截至二零零四年九月三十日止三個月，本公司或其任何附屬公司概無購買、出售或贖回任何本公司上市證券。

公司管治

由本公司兩名獨立非執行董事及一名非執行董事組成的審核委員會已審閱本公司採用的會計原則及慣例，並討論核數、內部控制及財務報告事宜。審核委員會連同核數師已審閱本集團截至二零零四年九月三十日止三個月及九個月的未經審核季度財務報表。

採納有關董事證券交易的操守準則

本公司按照不較上市規則附錄十上市公司董事進行證券交易的標準守則所規定的標準寬鬆的條款，採納有關董事證券交易的操守準則。董事於這季度報告涵蓋的會計期間內一直遵守有關操守準則。

遵守最佳應用守則

本公司董事並無知悉任何資料，足以合理顯示本公司於截至二零零四年九月三十日止三個月內的任何時間並無遵守上市規則附錄十四所載的最佳應用守則。

致謝

本集團的管理層及員工的熱誠是本集團迎接未來挑戰及機遇的重要要素，我們謹此向他們致以由衷的感謝。

承董事會命
主席
馬化騰

香港，二零零四年十一月十八日



Tencent 腾讯

Website 網址：www.tencent.com

Head Office
Floor 10, FIYTA Hi-tech Building, Gaoxinnanyi Avenue
Southern District of Hi-tech Park, Shenzhen, 518057, PRC

總辦事處
深圳市高新科技園南區
高新南一道飛亞達高科技大廈10層

Zipcode 郵編：518057
Telephone 電話：86-755-86013388
Facsimile 傳真：86-755-86013399

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Room 3002, 30/F., Far East Finance Centre
16 Harcourt Road, Hong Kong

香港辦事處
香港夏愨道16號
遠東金融中心30樓3002室

Telephone 電話：852-21795122
Facsimile 傳真：852-25290222